       As filed with the Securities and Exchange Commission on May 12, 2003

                                                     Registration No. 333-102969
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------



                                AMENDMENT NO. 6



                                       TO

                                    FORM S-2


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                                  REVLON, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                            DELAWARE                                              13-3662955
(State or Other Jurisdiction of Incorporation or Organization)     (I.R.S. Employer Identification Number)

                               625 MADISON AVENUE
                               NEW YORK, NY 10022
                                 (212) 527-4000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   registrant's principal executive offices)

                            ROBERT K. KRETZMAN, ESQ.
                                  REVLON, INC.
                               625 MADISON AVENUE
                               NEW YORK, NY 10022
                                 (212) 527-4000
    (Name, Address, Including Zip Code, and Telephone Number, Including Area
                           Code, of Agent For Service)

                                  ----------

                                   COPY TO:
                             STACY J. KANTER, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000
                              FAX: (212) 735-2000


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                  ----------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE


The subscription price for our shares of Class A common stock referred to in this Registration Statement shall be equal to eighty percent (80%) of the greater of the closing price per share of our Class A common stock on the New York Stock Exchange on (i) the trading day before the date that our board of directors approved this rights offering, which was $2.88 per share, and (ii) the record date of this rights offering. Except where otherwise stated, references in this Registration Statement to numbers of shares of our Class A common stock to be issued in this rights offering and to the proportionate ownership and voting power by MacAndrews & Forbes Holdings Inc. of our stock after this rights offering assume a subscription price of $2.30 per share (which represents 80% of the closing price per share of our Class A common stock on the New York Stock Exchange on the trading day before the date that our board of directors approved the rights offering, which was $2.88 per share).

[sidebar start]
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
[sidebar end]




                    Subject to Completion, dated May 12, 2003.




PROSPECTUS

                               3,717,391 Shares



                                  REVLON, INC.

                              CLASS A COMMON STOCK

                                ----------------

     We are distributing at no charge to the holders of our Class A and Class B common stock transferable subscription rights to purchase up to an aggregate of 21,739,130 shares of our Class A common stock at a cash subscription price of
$   per share. This rights offering is comprised of an offering of subscription rights to purchase up to 3,717,391 shares of our Class A common stock to all holders of our Class A and Class B common stock, other than MacAndrews & Forbes, one of our affiliates, and the distribution to MacAndrews & Forbes of subscription rights to purchase up to 18,021,739 shares of our Class A common stock. However, MacAndrews & Forbes has agreed not to exercise or sell the subscription rights that it receives and has indicated that it does not intend to purchase any subscription rights on the open market. Instead, MacAndrews & Forbes has agreed to purchase the shares of our Class A Common Stock that it would otherwise have been entitled to receive pursuant to its basic subscription privilege in a private placement direct from us, under an investment agreement described in this prospectus. This rights offering is being made to help fund a portion of the costs and expenses of the stabilization and growth phase of our plan discussed in this prospectus.

     The total purchase price of shares offered in this rights offering and the offering of shares to MacAndrews & Forbes described above will be approximately $50,000,000. You will not be entitled to receive any subscription rights unless you are a stockholder of record as of the close of business on May 12, 2003.

     The subscription rights will expire if they are not exercised by 5:00
p.m., New York City time, on      , 2003, the expected expiration date of this
rights offering. We, in our sole discretion, may extend the period for exercising the subscription rights. We will extend the duration of the rights offering as required by applicable law, and may choose to extend it if we decide that changes in the market price of our Class A common stock warrant an extension or if we decide to give investors more time to exercise their subscription rights in this rights offering. However, because MacAndrews & Forbes has agreed to back-stop this rights offering, we will not need to extend the exercise period because the back-stop arrangement ensures that we will receive total gross proceeds of $50 million. Subscription rights that are not exercised by the expiration date of this rights offering will expire and will have no value. You should carefully consider whether or not to exercise or sell your subscription rights before the expiration date.


     Shares of our Class A common stock are quoted on the New York Stock Exchange under the symbol "REV." The last sale price of our Class A common stock on May 9, 2003 was $3.69 per share. We anticipate that the subscription rights will be traded on the New York Stock Exchange under the symbol "REV RT."




                                            PER SHARE          AGGREGATE
                                           -----------   --------------------
       Subscription Price ..............       $            $  50,000,000(1)
       Estimated Expenses ..............       $            $   2,625,828
       Net Proceeds to Revlon ..........       $            $  47,374,172

        ----------------
        (1)   Includes proceeds from the purchase of     shares by MacAndrews &
              Forbes under the Investment Agreement, including under the back-stop arrangement described elsewhere in this prospectus.

     AN INVESTMENT IN OUR CLASS A COMMON STOCK INVOLVES RISKS. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 14 IN THIS PROSPECTUS BEFORE EXERCISING OR SELLING YOUR SUBSCRIPTION RIGHTS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The securities are not being offered in any jurisdiction where the offer is not permitted.
                               ----------------
                    The date of this prospectus is   , 2003

                                TABLE OF CONTENTS


                                                            PAGE
                                                           -----
Prospectus Summary .......................................   1
Questions and Answers About the Rights Offering ..........   8
Risk Factors .............................................  14
Forward-Looking Statements ...............................  24
Unaudited Pro Forma Consolidated Financial Data ..........  27
The Rights Offering ......................................  29
Investment Agreement .....................................  43
Description of Capital Stock .............................  44
Use of Proceeds ..........................................  47
Dilution .................................................  48
Capitalization ...........................................  49
United States Federal Income Tax Consequences ............  50
Legal Matters ............................................  51
Experts ..................................................  51
Incorporation of Certain Documents by Reference ..........  51
Where You Can Find More Information ......................  52


                               ----------------

                               PROSPECTUS SUMMARY


     The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. This prospectus includes specific terms of this rights offering, as well as information regarding our business. We encourage you to read this prospectus in its entirety. You should pay special attention to the "Risk Factors" section of this prospectus. All references to "we," "our," "ours," and "us," or "Revlon" in this prospectus are to Revlon, Inc. and its subsidiaries, unless otherwise indicated. However, in the descriptions of the subscription rights and related matters, these terms refer solely to Revlon, Inc. and not to any of our subsidiaries. All U.S. market share and market position data herein for our brands are based upon retail dollar sales, which are derived from ACNielsen data. ACNielsen measures retail sales volume of products sold in the U.S. mass-market distribution channel. Such data represent ACNielsen's estimates based upon data gathered by ACNielsen from market samples and are therefore subject to some degree of variance. Additionally, as of August 4, 2001, ACNielsen's data does not reflect sales volume from Wal-Mart, Inc.


                                  OUR COMPANY

     We manufacture, market and sell an extensive array of cosmetics and skin care, fragrances and personal care products. Revlon is one of the world's best-known names in cosmetics and is a leading mass-market cosmetics brand. We believe that our global brand name recognition, product quality and marketing experience have enabled us to create one of the strongest consumer brand franchises in the world. Our products are sold worldwide and are marketed under such well-known brand names as Revlon, Colorstay, Revlon Age Defying, Skinlights and Ultima II, as well as Almay in cosmetics; Almay Kinetin, Vitamin C Absolutes, Eterna 27, Ultima II, and Jeanne Gatineau in skin care; Charlie in fragrances; and High Dimension, Flex, Mitchum, Colorsilk, Jean Nate and Bozzano in personal care products.

     Revlon was founded by Charles Revson, who revolutionized the cosmetics industry by introducing nail enamels matched to lipsticks in fashion colors over 70 years ago. Today, we have leading market positions in a number of our principal product categories in the U.S. mass-market distribution channel, including the lip, face makeup and nail enamel categories. We also have leading market positions in several product categories in certain markets outside of the U.S., including in Australia, Canada, Mexico and South Africa. Our products are sold in more than 100 countries across five continents.


The Company's Plan

     Our plan consists of three main components: (1) the cost rationalization phase; (2) the stabilization and growth phase; and (3) the accelerated growth phase.


     Phase 1 -- Cost Rationalization

     In 1999 and 2000, we faced a number of strategic challenges. Accordingly, through 2001 we focused our plan on lowering costs and improving operating efficiency.

     During 2001, we implemented several key elements of this phase of our plan. For example, we:

     o reduced departmental general and administrative expenses in our operations;

     o reduced manufacturing and warehousing square footage by approximately 55% during the period from November 2000 to December 31, 2001;

     o closed our in-house advertising division and consolidated all advertising for our Revlon and Almay brands with two prominent advertising agencies (and further consolidated into a single agency in 2002); and

     o implemented revised trade terms with our U.S. customers intended to increase sell-through of our products, reduce merchandise returns and claims for damages and drive market growth.

     We believe that our actions during 2000 and 2001 lowered our cost structure overall and improved our manufacturing and operating efficiency, creating a platform for the stabilization and growth stage of our plan.


     Phase 2 -- Stabilization and Growth

     In February 2002, we announced the appointment of Jack L. Stahl, former president and chief operating officer of The Coca-Cola Company, as our new President and Chief Executive Officer.

     Following the appointment of Mr. Stahl, we undertook an extensive review and evaluation of our business to establish specific integrated objectives and actions to advance the next stage in our plan. As a result of this review, we established three principal objectives:

     o  creating and developing the most consumer-preferred brands;

     o  becoming the most valuable partner to our retailers; and

     o  becoming a top company where people choose to work.

     We also conducted detailed evaluations and research of the strengths of the Revlon brand (and we are continuing to conduct similar evalutions and research for our other major brands); our advertising and promotional efforts; our relationships with our retailers and consumers; our retail in-store presence; and the strength and skills of our organization. As a result, we developed the following key actions and investments to support the stabilization and growth phase of our plan:

     o Increase advertising and media spending and effectiveness. We expect to increase our media spending and advertising support. We will also seek to improve the effectiveness of our marketing, including our advertising, by, among other things, ensuring consistent messaging and imagery in our advertising, in the graphics included in our wall displays and in our other marketing materials.

     o Increase the marketing effectiveness of our wall displays. Beginning in the first quarter of 2003, we intend to make significant improvements to our retail wall displays by streamlining our product assortment and reconfiguring product placement, which we believe will optimize cross-selling among our various product categories on the wall displays and make the displays easier to merchandise and stock. We also intend to continue to roll out our new wall displays, which we began in 2002. In addition, we intend to enhance merchandiser coverage to improve in-store stock levels and continue to develop our tamper evident program to reduce damages. We also intend to work with our retail customers to improve replenishment of our products on the wall displays and to minimize out-of-stocks at our customers.

     o Adopt revised pricing strategies. We believe that we can increase sales by selectively adjusting prices on certain stock keeping units, or SKUs, to better align our pricing with product benefits and competitive benchmarks.

     o Further strengthen our new product development process. We are developing a cross-functional new product development process intended to optimize our ability to bring to market our new product offerings to ensure that we have products in key trend categories.

     o Implement a comprehensive program to develop and train our employees. We are implementing a comprehensive program to further develop the management, leadership and communication skills of our employees, which we will regularly assess as part of our goal to become a top company where people choose to work.

     In December 2002, we announced that we would accelerate the implementation of the stabilization and growth phase of our plan. We recorded charges of approximately $100 million in the fourth quarter of 2002 and currently expect to record additional charges not to exceed $60 million during 2003 and 2004. These charges relate to various aspects of the stabilization and growth phase of our plan, primarily stemming from sales returns and inventory writedowns from a selective reduction of SKUs, reduced distribution of the Ultima II brand, allowances stemming from selective price adjustments on certain products, professional expenses associated with the development of, and research in relation to, and execution of the stabilization and growth phase of our plan and writedowns associated with reconfiguring existing wall displays at our retail customers. These charges exclude brand support expenses and training and development costs.

     Phase 3 -- Accelerated Growth

     We intend to capitalize on the actions taken during the stabilization and growth phase of our plan, with the objective of increasing revenues and profitability over the long term.


                               RECENT DEVELOPMENTS

MacAndrews & Forbes Investments

     In December 2002, our principal stockholder, MacAndrews & Forbes Holdings Inc. ("MacAndrews Holdings"), a corporation wholly owned through Mafco Holdings Inc. ("Mafco Holdings" and, together with MacAndrews Holdings, "MacAndrews & Forbes"), by Ronald O. Perelman, proposed providing us with up to $150 million in cash in order to help fund a portion of the costs and expenses associated with implementing the stabilization and growth phase of our plan and for general corporate purposes. Our board of directors appointed a special committee of independent directors to evaluate the proposal made by MacAndrews & Forbes. The special committee reviewed and considered the proposal and negotiated enhancements to the terms of the proposal. In February 2003, the enhanced proposal was recommended to our board of directors by the special committee and approved by our full board.


     This rights offering is part of the enhanced proposal. As a holder of our common stock, MacAndrews & Forbes will receive its pro rata subscription rights in this rights offering and would also be entitled to exercise an over-subscription privilege. However, MacAndrews & Forbes has agreed not to exercise either its basic or its over-subscription privilege. Instead, MacAndrews & Forbes has agreed to purchase the shares of our Class A common stock that it would otherwise have been entitled to acquire pursuant to its basic subscription privilege (equal to approximately 83% of the shares available for purchase under the subscription rights distributed in this rights offering, or approximately $41.5 million) in a private placement direct from us. In addition, if any shares remain following the exercise of basic subscription privileges and over-subscription privileges by other rights holders, MacAndrews & Forbes will back-stop this rights offering by purchasing the remaining shares of Class A common stock offered but not purchased by other rights holders (up to approximately 17% of the shares offered in this rights offering, or an additional approximate $8.5 million), also in a private placement.

     In accordance with the enhanced proposal, MacAndrews & Forbes has also agreed to provide a $100 million term loan to our subsidiary, Revlon Consumer Products Corporation, referred to herein as "Products Corporation." If, prior to the consummation of this rights offering, the implementation of the stabilization and growth phase of our plan caused us to require some or all of the $50 million of funds that we would raise from this rights offering, MacAndrews & Forbes agreed that if the conditions set forth in the Investment Agreement were satisfied, including that Products Corporation had fully drawn the MacAndrews & Forbes $100 million term loan, it would advance us these funds prior to the closing of this rights offering by purchasing up to $50 million of newly-issued shares of our non-voting, non-dividend paying and non-convertible Series C preferred stock, which would be redeemed with the proceeds we receive from this rights offering (this investment in our Series C preferred stock is referred to in this prospectus as the "$50 million Series C preferred stock investment"). However, MacAndrews & Forbes subsequently waived the requirement that the MacAndrews & Forbes $100 million term loan be drawn in full before it would be required to purchase up to $41.5 million of our Series C preferred stock. In May 2003, MacAndrews & Forbes purchased $24.9 million of our Series C preferred stock, which shares will be redeemed with the proceeds of this rights offering (and subject to the satisfaction of conditions set forth in the Investment Agreement, the $25.1 million balance of which may be purchased by MacAndrews & Forbes prior to the consummation of this rights offering). We then made a capital contribution of the proceeds from this issuance of our Series C preferred stock to Products Corporation.

     The MacAndrews & Forbes $100 million term loan has a final maturity date of December 1, 2005 and interest on such loan of 12.0% is not payable in cash, but will accrue and be added to the principal amount each quarter and be paid in full at final maturity. We expect that we will issue the subscription rights and consummate this rights offering in the second quarter of 2003. Based on this expectation, we anticipate that we will draw on a portion of the MacAndrews & Forbes $100 million term loan before this rights offering is consummated in order to continue the implementation of the stabilization and growth phase of our plan and for general corporate purposes.


     Additionally, MacAndrews & Forbes has also agreed to provide Products Corporation with an additional $40 million line of credit during 2003, which amount will increase to $65 million on January 1, 2004, which we refer to as the "$40-65 million line of credit", and which will be available to Products Corporation through December 31, 2004, provided that the MacAndrews & Forbes $100 million term loan is fully drawn and MacAndrews & Forbes has purchased an aggregate of $50 million of our Series C preferred stock (or if we have consummated this rights offering and redeemed any outstanding shares of Series C preferred stock). The $40-65 million line of credit will be available through December 31, 2004 and will bear interest payable in cash at a rate of the lesser of (i) 12.0% and (ii) 0.25% less than the rate payable from time to time on Eurodollar loans under Products Corporation's existing credit agreement (which rate, after giving effect to the amendment to Products Corporation's existing credit agreement discussed below, is 8.25%, as of March 1, 2003). We do not currently expect that we will draw on the $40-65 million line of credit during 2003.



     In connection with the transactions with MacAndrews & Forbes described above, and as a result of our operating results for the fourth quarter of 2002 and the effect of the acceleration of the implementation of the stabilization and growth phase of our plan, we entered into an amendment in February 2003 of our existing credit agreement with our bank lenders and secured waivers of compliance with certain covenants under our existing credit agreement. In particular, EBITDA (as defined in our existing credit agreement) was $35.2 million for the four consecutive fiscal quarters ended December 31, 2002, which was less than the minimum of $210 million required under the EBITDA covenant of our credit agreement for that period, and our leverage ratio was 5.09:1.00, which was in excess of the maximum ratio of 1.4:1.00 permitted under the leverage ratio covenant of our credit agreement for that period. Accordingly, we sought and secured waivers of compliance with these covenants for the fourth quarter of 2002 and, in light of our expectation that the continued implementation of the stabilization and growth phase of our plan would affect our ability to comply with these covenants during 2003, we also secured an amendment to eliminate the EBITDA and leverage ratio covenants for the first three quarters of 2003 and a waiver of compliance with such covenants for the four quarters ending December 31, 2003 expiring on January 31, 2004.


     The amendment to our existing credit agreement also included the substitution of a minimum liquidity covenant requiring us to maintain a minimum of $20 million in liquidity from all available sources at all times through January 31, 2004 and certain other amendments to allow for the MacAndrews & Forbes $100 million term loan, the $40-65 million line of credit, this rights offering, and the implementation of the stabilization and growth phase of our plan, including specific exceptions from the limitations under the indebtedness covenant to permit such investments and to exclude the proceeds from such investments from the mandatory prepayment provisions of the credit agreement, and to increase the maximum limit on capital expenditures from $100 million to $115 million for 2003. The amendment also increased the applicable margin on loans under the existing credit agreement by 0.5%, the incremental cost of which to us, assuming the credit agreement is fully drawn, would be $1.1 million from February 5, 2003 through the end of 2003.

First Quarter Results

     On April 24, 2003, we announced our results for the fiscal quarter ended March 31, 2003. Our net sales in the first quarter of 2003 increased 6% to $292 million, compared with net sales of $275 million in the same period in 2002. The increase in sales was driven by growth for both our North American and international operations, despite provisions for higher returns and allowances associated with implementing the stabilization and growth phase of our plan. In North America, net sales in the first quarter of 2003 grew 4% to $205 million, compared to $196 million in the first quarter of 2002, primarily driven by strong growth in color cosmetics, despite a decline in the overall U.S. mass-market color cosmetics category, and, to a lesser extent, hair color, partially offset by lower sales from implements and anti-perspirants/deodorants. In our international operations, net sales in the first quarter of 2003 grew 10%, reflecting growth in the U.K., South Africa and certain markets in the Far East, as well as the benefit of favorable foreign currency translation, partially offset by softness in Brazil and Mexico.

     Our operating loss in the first quarter of 2003 was $4.2 million, compared to an operating loss of $4.3 million in the first quarter of 2002. This performance primarily reflected the benefit of the sales growth, the absence of executive severance in the first quarter of 2003, and significantly lower restructuring expenses. These factors were almost entirely offset by higher brand support, for both our North American and international operations, as well as charges in the first quarter of 2003 of approximately $11 million associated with implementing the stabilization and growth phase of our plan (excluding brand support expenses or any training and development costs) and higher general and administrative expenses. Our operating loss in the first quarter of 2003 included $0.5 million of restructuring expenses and $0.2 million of additional consolidation costs, while our operating loss in the first quarter of 2002 included expenses totaling $11.3 million, reflecting $6.5 million of executive severance, $4.0 million of restructuring expenses, and $0.8 million of additional consolidation costs. Net loss in the first quarter of 2003 was $48.7 million, or $0.93 per diluted share, compared with a net loss of $46.1 million, or $0.88 per diluted share, in the first quarter of 2002. Cash flow used for operating activities in the first quarter of 2003 was $60.5 million, compared with cash flow used for operating activities of $41.7 million in the first quarter of 2002.


     The following tables set forth our unaudited consolidated results of operations for the three months ended March 31, 2003 and March 31, 2002 and certain balance sheet data as of March 31, 2003 and December 31, 2002.




                                                            THREE MONTHS ENDED
                                                                 MARCH 31,
                                                       -----------------------------
                                                                (UNAUDITED)
                                                            2003           2002
                                                       -------------- --------------
                                                       (DOLLARS IN MILLIONS, EXCEPT
                                                              PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales ............................................  $     292.0     $    275.4
Cost of sales ........................................        111.5          109.0
                                                        -----------    -----------
 Gross profit ........................................        180.5          166.4
Selling, general and administrative expenses .........        184.2          166.7
Restructuring costs ..................................          0.5            4.0
                                                        -----------    -----------
 Operating loss ......................................         (4.2)          (4.3)
                                                        -----------    -----------
Other expense (income):
 Interest expense ....................................         41.4           39.2
 Interest income .....................................         (0.5)          (0.5)
 Amortization of debt issuance costs .................          2.0            1.9
 Foreign currency losses (gains), net ................          0.3           (0.6)
 Miscellaneous, net ..................................          0.4            1.7
                                                        -----------    -----------
   Other expenses, net ...............................         43.6           41.7
                                                        -----------    -----------
Loss before income taxes .............................        (47.8)         (46.0)
Provision for income taxes ...........................          0.9            0.1
                                                        -----------    -----------
Net loss .............................................  $     (48.7)   $     (46.1)
                                                        ===========    ===========
Basic and diluted net loss per common share ..........  $     (0.93)   $     (0.88)
                                                        ===========    ===========
Weighted average number of common shares outstanding:

 Basic and diluted ...................................   52,199,468     52,199,468
                                                        ===========    ===========

                                                               MARCH 31, 2003     DECEMBER 31, 2002
                                                              ----------------   ------------------
                                                                 (UNAUDITED)
                                                                      (DOLLARS IN MILLIONS)
BALANCE SHEET DATA:
ASSETS
Current assets:
 Cash and cash equivalents ................................      $     34.8          $     85.8
 Trade receivables, net ...................................           200.5               212.3
 Inventories ..............................................           151.6               128.1
 Prepaid expenses and other ...............................            51.1                39.6
                                                                 ----------          ----------
   Total current assets ...................................           438.0               465.8
Property, plant and equipment, net ........................           130.4               133.4
Other assets ..............................................           163.4               154.4
Goodwill, net .............................................           185.9               185.9
                                                                 ----------          ----------
   Total assets ...........................................      $    917.7          $    939.5
                                                                 ==========          ==========
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
 Short-term borrowings--third parties .....................      $     26.9          $     25.0
 Accounts payable .........................................           113.3                92.9
 Accrued expenses and other ...............................           382.0               392.3
                                                                 ----------          ----------
   Total current liabilities ..............................           522.2               510.2
Long-term debt ............................................         1,764.6             1,750.1
Other long-term liabilities ...............................           318.6               320.0
Total stockholders' deficiency ............................        (1,687.7)           (1,640.8)
                                                                 ----------          ----------
   Total liabilities and stockholders' deficiency .........      $    917.7          $    939.5
                                                                 ==========          ==========



                                   --------

     Our principal executive offices are located at 625 Madison Avenue, New York, New York 10022. Our telephone number at that address is (212) 527-4000.

                                 ORGANIZATION

     The following sets forth a summary organizational chart for Revlon:



                           -------------------------

                              Mafco Holdings Inc.


                           -------------------------


                                      100%


                           -------------------------

                              MacAndrews & Forbes
                                 Holdings Inc.*

                           -------------------------


                                      100%


                           -------------------------

                                REV Holdings LLC
                                ("REV Holdings")

                           -------------------------


                                     83%**


                           -------------------------

                                  REVLON, INC.

                           -------------------------


                                      100%


                           -------------------------

                                Revlon Consumer
                              Products Corporation

                           -------------------------



                           -------------------------

                           Operating Subsidiaries of
                                Revlon Consumer
                              Products Corporation

                           -------------------------

   * MacAndrews & Forbes Holdings Inc. is wholly owned through Mafco Holdings Inc. by Ronald O. Perelman.

   ** REV Holdings currently beneficially owns 11,650,000 shares of the Class A common stock, par value $.01 per share, of Revlon, Inc. (representing approximately 57% of the outstanding shares of Class A common stock of Revlon, Inc.) and all of the outstanding 31,250,000 shares of Class B common stock, par value $.01 per share (each of which is entitled to 10 votes), of Revlon, Inc., which together represent approximately 83% of the outstanding shares of common stock of Revlon, Inc. REV Holdings also currently beneficially owns all of the outstanding 4,333 shares of Series B Convertible Preferred Stock, par value $.01 per share, of Revlon, Inc. (each of which is entitled to 100 votes and each of which is convertible into 100 shares of Class A common stock), which, together with the Class A and Class B common stock, represents approximately 97% of the combined voting power of the outstanding shares of common and preferred stock of Revlon, Inc.

                QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

Q:  What is this rights offering?

A: This rights offering is a distribution, at no charge, to holders of our Class A and Class B common stock of one transferable subscription right to purchase one additional share of our Class A common stock for each shares of Class A or Class B common stock owned as of May 12, 2003 (or the "rights offering record date"), for a total of approximately subscription rights. The maximum gross proceeds of this rights offering will be $50,000,000, including at least $ from MacAndrews & Forbes in relation to the purchase of 18,021,739 shares pursuant to a private placement (excluding any proceeds received from it pursuant to the back-stop).

Q:  What is a subscription right?

A: Each full subscription right is a right to purchase one share of our Class A common stock and carries with it a basic subscription privilege and an over-subscription privilege.

Q:  How many shares may I purchase if I exercise my subscription rights?

A: You will receive one transferable subscription right for each ___ shares of Class A and Class B common stock that you owned on May 12, 2003, the rights offering record date. Each subscription right contains the basic subscription privilege and the over-subscription privilege.

Q:  What is the basic subscription privilege?

A: The basic subscription privilege of each subscription right entitles you to purchase one share of our Class A common stock at the subscription price of $_______ per share.

Q:  What is the over-subscription privilege?

A: The over-subscription privilege of each subscription right entitles you, if you fully exercise your basic subscription privilege, to subscribe for additional shares of our Class A common stock at the same subscription price per share on a pro rata basis if any shares are not purchased by other holders of subscription rights (except MacAndrews & Forbes) under their basic subscription privileges as of the expiration date. "Pro rata" means in proportion to the number of shares of our Class A common stock that you and the other subscription rights holders have purchased by exercising your basic subscription privileges on your common stock holdings. Although MacAndrews & Forbes, as a holder of Class A and Class B common stock, would otherwise be entitled to this over-subscription privilege, to enhance your over-subscription privileges, it has agreed to waive this right to enhance the over-subscription privilege of our other stockholders.

Q: What if there are an insufficient number of shares to satisfy the over-subscription requests?

A: If there are an insufficient number of shares of our Class A common stock available to fully satisfy the over-subscription requests of rights holders, subscription rights holders who exercised their over-subscription privilege will receive the available shares pro rata based on the number of shares each subscription rights holder subscribed for under the basic subscription privilege. Any excess subscription payments will be returned, without interest or deduction, promptly after the expiration of this rights offering.

Q:  Why are you engaging in this rights offering?

A: This rights offering is being made to help fund a portion of the costs and expenses of the stabilization and growth phase of our plan. MacAndrews & Forbes has proposed to provide us up to $150 million to help fund a portion of the costs and expenses associated with implementing the stabilization and growth phase of our plan and for general corporate purposes in the form of various investments, including the purchase of our Class A common stock in connection with this rights offering. See "--Recent Developments."

    The proceeds from these various investments will be used to fund the implementation of the stabilization and growth phase of our plan, which involves increasing advertising and media spending, increasing the marketing effectiveness of our wall displays, including by streamlining the number of our SKUs, selectively adjusting prices on certain of our products, optimizing product availability to consumers and further strengthening our new product development process.

Q:  What happens if I choose not to exercise my subscription rights?

A: You will retain your current number of shares of Class A common stock even if you do not exercise your subscription rights. However, if you do not exercise your subscription privileges, the percentage of our Class A common stock that you own will decrease, and your voting and other rights will be diluted to the extent that other stockholders exercise their basic and over-subscription rights.

Q:  Can your board of directors cancel this rights offering?

A: Yes. Our board of directors may decide to cancel this rights offering at any time prior to the expiration of the rights offering and for any reason. If we cancel this rights offering, any money received from subscribing stockholders will be refunded promptly, without interest or deduction.

Q:  When will this rights offering expire?

A:  The subscription rights will expire, if not exercised, at 5:00 p.m., New
    York City time, on      , 2003, unless we decide to extend this rights
    offering until some later time. See "The Rights Offering--Expiration of the Rights Offering and Extensions and Termination." The subscription agent must actually receive all required documents and payments before that time and date. There is no maximum duration for this rights offering.

Q:  How do I exercise my subscription rights?

A: You may exercise your subscription rights by properly completing and signing your subscription rights certificate. Your subscription rights certificate, together with full payment of the subscription price, must be received by the subscription agent on or prior to the expiration date of this rights offering. If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you cannot deliver your subscription rights certificate to the subscription agent on time, you may follow the guaranteed delivery procedures described under "The Rights Offering--Guaranteed Delivery Procedures."

Q: May I transfer or sell my subscription rights if I do not want to purchase any shares?

A: Yes. The subscription rights will be evidenced by transferable subscription rights certificates. The subscription rights are transferable until the close of business on the last trading day preceding the expiration date of this rights offering. However, the subscription agent will only facilitate subdivisions or transfers of the actual subscription rights certificates
    until 5:00 p.m., New York City time, on        , 2003, three business days
    prior to the expiration date. Furthermore, the subscription rights are a new issue of securities with no established trading market and we cannot assure you that a market for the subscription rights will develop, or if a market does develop, how liquid it will be. Therefore, we cannot assure you that you will be able to sell any of your subscription rights. See
    "The Rights Offering--Method of Transferring and Selling Subscription
    Rights."

Q   How may I sell my subscription rights?

A: You may sell your subscription rights by contacting your broker or the institution through which you hold your Class A common stock. In addition, if you are a record holder of our common stock, you may sell your subscription rights through the subscription agent.

Q:  Will I be able to trade my subscription rights on the New York Stock
    Exchange?


A: Yes. We anticipate that the subscription rights will be listed for trading on the New York Stock Exchange, or NYSE, under the symbol "REV RT" and we expect that the subscription rights may be purchased or sold until the close of business on the last trading day preceding the expiration date of this rights offering.


    Our Class A common stock is listed on the NYSE. On       , 2003, the last
    trading day before the date of this prospectus, the closing price of our Class A common stock on the NYSE was $___ per share.

Q: What should I do if I want to participate in this rights offering or sell my subscription rights but my shares are held in the name of my broker, custodian bank or other nominee?

A: If you hold shares of our common stock through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of this rights offering. If you wish to sell or exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the form entitled "Beneficial Owner Election Form." You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in this rights offering.

Q: What should I do if I want to participate in this rights offering or sell my subscription rights but my shares are held in the Revlon 401(k) plan?


A: If shares of our Class A common stock are held by our 401(k) plan for your account under our 401(k) plan as of the rights offering record date, you will be notified by us of this rights offering. If you wish to sell or exercise some or all of your subscription rights, you will need to notify the trustee of the 401(k) plan of your decision and the trustee will act for you. To indicate your decision, you should properly complete and
    return to the trustee by 5:00 p.m., New York City time, on       , 2003
    (which is seven days prior to the expiration date of this rights offering) the form entitled "401(k) Plan Participant Election Form." If you elect to exercise some or all of your subscription rights, you must ensure that the total amount of the funds required for such exercise have been allocated to an account created by you, or which you currently maintain, in the Stable Value Fund (an existing investment election under the 401(k) plan)
    no later than      , 2003, seven days prior to the expiration date of this
    rights offering, in order to satisfy the subscription price payable by you
    upon exercise of your subscription rights. On      , 2003, the trustee, to
    exercise subscription rights on your behalf in the rights offering, will transfer such funds from your Stable Value Fund account to the subscription agent. If these funds are insufficient to exercise all of your subscription rights in accordance with your election, the subscription rights will be exercised to the maximum extent possible with the amount you have invested in your Stable Value Fund account and, if an active trading market for the rights is maintained, the trustee will attempt to sell for your account any remaining rights that are not exercised because of insufficient funds. You should receive the "401(k) Plan Participant Election Form" with the other rights offering materials. You should contact the information agent if you do not receive this form but you believe you are entitled to participate in this rights offering with respect to shares held for your account under the 401(k) plan.


Q: What should I do if I want to participate in this rights offering or sell my subscription rights, but I am a stockholder with a foreign address or a stockholder with an APO or FPO address?

A: The subscription agent will not mail subscription rights certificates to you if you are a stockholder of record as of the rights offering record date with an address outside the U.S. or with an Army Post Office or a Fleet Post Office address. To exercise your subscription rights, you must notify the subscription agent on or prior to 11:00 a.m., New York
    City time, on      , 2003 and establish to the satisfaction of the
    subscription agent that you are permitted to exercise your subscription rights under applicable law. In addition, you must take all other steps that are necessary to exercise your subscription rights, on or prior to the date required for participation in this rights offering. The subscription agent will attempt to sell, if feasible, the subscription rights held on behalf of any foreign holder who fails to notify the subscription agent and provide acceptable instructions to it by such time (and assuming no contrary instructions are received). The net proceeds, if any, of any such sale, will be payable to the applicable foreign holder. Any proceeds remaining unclaimed on the second anniversary of the expiration date of this rights offering will be remitted to us.


Q: Will I be charged a sales commission or a fee if I exercise my subscription rights?

A: We will not charge a brokerage commission or a fee to subscription rights holders for exercising their subscription rights. However, if you exercise your subscription rights through a broker, custodian bank or nominee, you will be responsible for any fees charged by your broker, custodian bank or nominee. If you sell your subscription rights, you will be responsible for any commissions, taxes or brokers fees arising from any such sale. Any sales through the subscription agent will be deemed to be effected at the weighted average sales price of all subscription rights sold by the subscription agent on the relevant date of sale. See "The Rights Offering--Methods for Transfering and Selling Subscription Rights--Sale of Subscription Rights Through the Subscription Agent."

Q:  Are there any conditions to my right to exercise my subscription rights?

A: Yes. This rights offering is subject to certain limited conditions. Please see "The Rights Offering--Conditions to the Rights Offering."

Q: What is the recommendation of your board of directors regarding this rights offering?

A: Neither we, our board of directors nor its special committee are making any recommendation as to whether or not you should exercise or sell your subscription rights. You are urged to make your decision based on your own assessment of this rights offering and after considering all of the information in this prospectus, including the "Risk Factors" section of this prospectus and all of the information incorporated by reference in this prospectus. You should not view MacAndrews & Forbes' agreement to purchase from us in a private placement the full number of shares of our Class A common stock that it would otherwise have been entitled to subscribe for in this rights offering in accordance with its basic subscription privilege or to back-stop this rights offering as a recommendation or other indication that the exercise or sale of your subscription rights is in your best interests.

Q:  How was the $____ per share subscription price established?


A: The subscription price per share for the rights offering was set by our board of directors based on the recommendation of the special committee of independent directors of our board of directors after negotiations between the special committee and MacAndrews & Forbes. The board set the subscription price at a formula equal to eighty percent (80%) of the greater of the closing price per share of our Class A common stock on the New York Stock Exchange on (i) the trading day before the date that our board of directors approved this rights offering, which was $2.88 per share, and (ii) the record date of this rights offering. In determining the subscription price, the special committee and our board of directors considered a number of factors, including: our need for capital; our business prospects; the need to offer shares at a price that would be attractive to our investors relative to the current trading price of our Class A common stock; the historic and current market price of our Class A common stock; general conditions in the securities market and the difficult market conditions prevailing for the raising of equity capital; our operating history; and the liquidity of our Class A common stock. In conjunction with their review of these factors, the special committee also reviewed analyses of prior rights offerings by other public companies, including the range of discounts to market value represented by the subscription prices in those rights offerings. Based upon this review and the other factors described above, the special committee determined that 80% represented an appropriate discount to the market value of our Class A common stock.


Q:  Is exercising my subscription rights risky?

A: The exercise of your subscription rights involves risks. Exercising your subscription rights means buying additional shares of our Class A common stock and should be considered as carefully as you would consider any other equity investment. You should carefully consider the information under the heading "Risk Factors" and all other information included or incorporated by reference in this prospectus before deciding to exercise or sell your subscription rights.

Q:  Am I required to subscribe in this rights offering?

A:  No.

Q: After I exercise my subscription rights, can I change my mind and cancel my purchase?

A: No. Once you send in your subscription rights certificate and payment (or, in the case of a 401(k) plan participant, once you send to the trustee the form entitled "401(k) Plan Participant Election Form") you cannot revoke the exercise of your subscription rights, even if the market price of our Class A common stock is below the $___ per share subscription price. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our Class A common stock at a price of $___ per share. However, if our 401(k) plan holds our common stock for your account, see "The Rights Offering--Special Instructions for Participants in Our 401(k) Plan." Subscription rights not exercised prior to the expiration of this rights offering will have no value.

Q: What are the federal income tax consequences of exercising my subscription rights?


A: A holder should not recognize income or loss for federal income tax purposes in connection with the receipt or exercise of subscription rights in this rights offering. However, you should consult with your own financial and tax advisor. See "United States Federal Income Tax Consequences."


Q: If this rights offering is not completed, will my subscription payment be refunded to me?

A: Yes. The subscription agent will hold all funds it receives in escrow until completion of this rights offering. If this rights offering is not completed, the subscription agent will return promptly, without interest or deduction, all subscription payments.

Q: How many shares of Class A and Class B common stock will be outstanding after this rights offering?


A: The number of shares of Class A and Class B common stock that will be outstanding immediately after the completion of this rights offering and the back-stop will be 42,255,265 shares and 31,250,000 shares, respectively. The number of shares of Class B common stock will not be affected by this rights offering.


Q: How will this rights offering affect MacAndrews & Forbes' ownership of our common stock?

A: As of the date of this prospectus, MacAndrews & Forbes indirectly owns approximately 57% of our Class A common stock and 100% of our Class B common stock, together representing approximately 83% of our combined outstanding common stock and approximately 97% of the combined voting power of our Class A and Class B common stock.


    If no other subscription rights holders exercise their subscription rights in this rights offering, after giving effect to MacAndrews & Forbes' back-stop, MacAndrews & Forbes will beneficially own approximately 79% of our outstanding Class A common stock, 100% of our outstanding Class B common stock and approximately 98% of the combined voting power of our Class A and Class B common stock.

    If all subscription rights holders fully exercise their subscription rights in this rights offering, MacAndrews & Forbes will beneficially own approximately 70% of our outstanding Class A common stock, 100% of our outstanding Class B common stock and approximately 97% of the combined voting power of our Class A and Class B common stock.


Q: If I exercise my subscription rights, when will I receive shares of Class A common stock purchased in this rights offering?

A: We will deliver to the recordholders who purchase shares in this rights offering certificates representing the shares of our Class A common stock purchased as soon as practicable after the expiration date of this rights offering and after all pro rata allocations and adjustments have been completed. We will not be able to calculate the number of shares to be issued to each exercising holder until 5:00 p.m., New York City time, on the third business day after the expiration date of this rights offering, which is the latest time by which subscription rights certificates may be delivered to the subscription agent under the guaranteed delivery procedures described under "The Rights Offering--Guaranteed Delivery Procedures."

Q:  Who is the subscription agent for this rights offering?

A: The subscription agent is American Stock Transfer & Trust Company. The address for delivery to the subscription agent is as follows:

                By mail, hand delivery or overnight courier to:

                    American Stock Transfer & Trust Company
                          59 Maiden Lane, Plaza Level
                           New York, New York 10038.

    Your delivery to an address or other than by the methods set forth above will not constitute valid delivery. You may call the subscription agent at
    (718) 921-8200.

Q:  What should I do if I have other questions?

A: If you have questions or need assistance, please contact D.F. King & Co., Inc., the information agent for this rights offering, at: (800) 949-2583.

    Banks and brokerage firms please call collect at: (212) 269-5550.

    For a more complete description of this rights offering, see "The Rights Offering" section included elsewhere in this prospectus.

                                  RISK FACTORS

     An investment in our Class A common stock involves risks. You should carefully consider the following factors and all of the information contained elsewhere in this prospectus and in the documents incorporated by reference herein before deciding to exercise or sell your subscription rights.


RISKS RELATED TO THE COMPANY

We have a limited operating history under our plan and cannot assure you that it will be successful or enable us to achieve or maintain profitable operations.

     We have recently implemented material changes in our plan intended to improve operating results, and we are in the process of implementing the stabilization and growth phase of our plan. We expect to experience significant increases in sales as a result of implementing the stabilization and growth phase of our plan. If we fail to successfully execute the stabilization and growth phase of our plan effectively, we may not achieve expected increases in sales, which could adversely affect our liquidity. Additionally, it is possible that the changes may have unanticipated consequences that could be adverse to our business. The stabilization and growth phase of our plan involves a number of significant changes, including:

     o  increasing our advertising and media spending and effectiveness;

     o increasing the marketing effectiveness of our wall displays to optimize cross-selling and make the wall displays easier to merchandise, and continuing to roll out our new wall displays which we began in 2002;

     o streamlining our product assortment and reconfiguring product placement on our wall displays;

     o  selectively adjusting prices on certain products;

     o enhancing merchandiser coverage and working with our retail customers to improve in-store stock levels;

     o  further strengthening our new product development process; and

     o  implementing a comprehensive program to develop and train our employees.

     Each of these components of the stabilization and growth phase of our plan carries significant risks, as well as the possibility of unexpected consequences. Potential risks include:

     o increased advertising and media expenses and our attempts to make such advertising and media more effective may fail to achieve their intended effects;

     o our changes to our wall displays may fail to achieve their intended effects;

     o we may experience returns exceeding our expectations as a result of our reduction of SKUs;

     o we may incur costs exceeding our expectations as a result of the roll out of our new wall displays or the new wall displays may fail to achieve their intended effects;

     o our selective price adjustments may fail to achieve their intended effect of increasing sales of those products;

     o we will incur increased costs arising from the stabilization and growth phase of our plan to increase in-store merchandiser coverage, and the increased merchandiser coverage may not achieve its intended effect;

     o our strengthened new product development process may not be as successful as we contemplated, and consumers may not accept our new product offerings to the degree we envisioned;

     o our competitors could increase their spending on advertising and media and increase their new product development spending or take other steps in response to the stabilization and growth phase of our plan, which could impact the effectiveness of the stabilization and growth phase of our plan and our ability to achieve our objective of increased revenues and profitability over the long term; and

     o we may experience difficulties or delays in implementing a comprehensive program to develop and train our employees.

We are a holding company with no business operations of our own and are dependent on our subsidiaries to pay certain expenses and dividends.

     We are a holding company with no business operations of our own. Our only material asset is all of the outstanding capital stock of Products Corporation, through which we conduct our business operations. As such, our net (loss) income has historically consisted predominantly of our equity in the net (loss) income of Products Corporation, which for 2000, 2001 and 2002 was approximately $(128.0) million, $(152.2) million and $(281.8) million, respectively, which excluded approximately $1.7 million, $1.5 million and $4.7 million, respectively, in expenses primarily related to being a public holding company. We will be dependent on the earnings and cash flow of, and dividends and distributions from, Products Corporation to pay our expenses incidental to being a public holding company. We cannot assure you that Products Corporation will generate sufficient cash flow to pay dividends or distribute funds to us because, for example, Products Corporation may not generate sufficient cash or net income because of decreases in its revenues or increases in its expenses; state laws may restrict or prohibit the issuance of dividends or making of distributions unless Products Corporation has sufficient surplus or net profits, which Products Corporation may not have; or contractual restrictions, including negative covenants contained in our various debt instruments, may prohibit or limit such dividends or distributions.

     The terms of Products Corporation's existing bank credit agreement, the 12% Senior Secured Notes due 2005 (the "12% Notes"), the 9% Senior Notes due 2006 (the "9% Notes"), the 8 1/2% Senior Notes due 2006 (the "8 1/2% Notes"),
8 5/8% Senior Subordinated Notes due 2008 (the "8 5/8% Notes"), the MacAndrews & Forbes $100 million term loan and the $40-65 million line of credit generally restrict Products Corporation from paying dividends or making distributions, except that Products Corporation is permitted to pay dividends and make distributions to us, among other things, to enable us to pay expenses incidental to being a public holding company, including, among other things, professional fees such as legal and accounting fees, regulatory fees such as SEC filing fees, fees associated with this filing and other miscellaneous expenses related to being a public holding company and, subject to certain limitations, to pay dividends or make distributions in certain circumstances to finance the purchase by Revlon of its Class A common stock in connection with the delivery of such Class A common stock to grantees under the Revlon, Inc. Fourth Amended and Restated 1996 Stock Plan, or the "Stock Plan."


Our substantial indebtedness could adversely affect our operations and flexibility, our ability to service our debt and your investment in our Class A common stock.

     We have a substantial amount of outstanding indebtedness. As of December 31, 2002, our total indebtedness was approximately $1,775.1 million. In addition, on February 5, 2003, MacAndrews & Forbes agreed to provide Products Corporation with the MacAndrews & Forbes $100 million term loan through December 1, 2005. Additionally, MacAndrews & Forbes has agreed to provide Products Corporation with the additional $40-65 million line of credit through December 31, 2004. We anticipate that we will draw on the MacAndrew & Forbes $100 million term loan before this rights offering is consummated in order to continue the implementation of the stabilization and growth phase of our plan and for general corporate purposes, although we do not currently anticipate that we will draw on the $40-65 million line of credit during 2003.

     We have substantial debt maturing in 2005 that will require refinancing, consisting of $246.3 million (assuming the maximum amount is borrowed) under our existing credit agreement and $363.0 million of Products Corporation's 12% Notes, as well as amounts, if any, borrowed under the MacAndrews & Forbes $100 million term loan and the $40-65 million line of credit. We are subject to the risks normally associated with substantial indebtedness, including the risk that our operating revenues will be insufficient to meet required payments of principal and interest, and the risk that we will be unable to refinance existing indebtedness when it becomes due or that the terms of any such refinancing will be less favorable than the current terms of such indebtedness. Our substantial indebtedness could also:

     o limit our ability to fund the costs and expenses of implementing the stabilization and growth phase of our plan, future working capital, capital expenditures, advertising or promotional expenses, new product development costs, purchases of wall displays, acquisitions, investments, restructuring programs and other general corporate requirements;

     o require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for the implementation of the stabilization and growth phase of our plan and other general corporate purposes;

     o place us at a competitive disadvantage compared to our competitors that have less debt;

     o limit our flexibility in responding to changes in our business and the industry in which we operate; and

     o make us more vulnerable in the event of adverse economic conditions or a downturn in our business.

Restrictions and covenants in debt agreements limit our ability to take certain actions and impose consequences in the event of failure to comply.

     The indentures governing Products Corporation's outstanding indebtedness and its existing bank credit agreement and the agreements governing the MacAndrews & Forbes $100 million term loan and the $40-65 million line of credit contain a number of significant restrictions and covenants that limit our ability, among other things, to:

     o  borrow money;

     o  use assets as security in other borrowings or transactions;

     o  pay dividends on stock or purchase stock;

     o  sell assets;

     o  enter into certain transactions with affiliates; and

     o  make certain investments or acquisitions.

     In addition, our existing bank credit agreement further requires us to maintain certain financial ratios, meet certain financial tests and restricts our ability and the ability of our subsidiaries to make capital expenditures. These financial covenants affect our operating flexibility by, among other things, restricting our ability to incur expenses and indebtedness that could be used to fund the costs of implementing the stabilization and growth phase of our plan and to grow our business, as well as to fund general corporate purposes. For example, it was necessary to amend our existing bank credit agreement to permit this rights offering, the MacAndrews & Forbes $100 million term loan and the $40-65 million line of credit.

Our ability to service our debt and meet our cash requirements depends on many factors.


     We currently anticipate that operating revenue, cash on hand, funds available for borrowing under our existing bank credit agreement and under the MacAndrews & Forbes $100 million term loan, together with the $50 million proceeds from this rights offering (of which $24.9 million has been advanced in the form of the Series C preferred stock) and the $40-65 million line of credit, will be sufficient to cover our operating expenses, including cash requirements in connection with our operations, the stabilization and growth phase of our plan and our debt service requirements for 2003. The MacAndrews & Forbes $100 million term loan, the $40-65 million line of credit and the proceeds from this rights offering (which may be advanced in the form of an investment in our Series C preferred stock, $24.9 million of which has been advanced, and which will be redeemed with the proceeds of this rights offering) are intended to help fund the stabilization and growth phase of our plan and to decrease the risk that would otherwise exist if we would fail to meet our debt and ongoing obligations as they become due in 2003. However, if our anticipated level of revenue growth is not achieved because of, for example, decreased consumer spending in response to weak economic conditions or weakness in the cosmetics category, increased competition from our competitors or because our marketing plans are not as successful as we anticipate, or if our expenses associated with implementation of the stabilization and growth phase of our plan exceed the anticipated level of expenses, our current sources of funds may be insufficient to meet our cash requirements. Additionally, in the event of a decrease in demand for our products or reduced sales or lack of increases in demand and sales as a result of the stabilization and growth phase of our plan, such development, if significant, could reduce our operating revenues and could adversely affect our ability to achieve certain financial covenants under the credit agreement. If such funds are insufficient to cover our expenses, we could be required to adopt one or more alternatives listed below. For example, we could be required to:


     o delay the implementation of or revise certain aspects of the stabilization and growth phase of our plan;

     o reduce or delay purchases of wall displays or advertising and promotional expenses;

     o  reduce or delay capital spending;

     o  delay, reduce or revise restructuring programs;

     o  sell additional equity securities;

     o  sell assets or operations;

     o  restructure our indebtedness;

     o seek additional capital contributions or loans from MacAndrews & Forbes, our other affiliates and/or third parties; and/or

     o  reduce other discretionary spending.

     If we are required to take any of these actions, it could have a material adverse effect on our business, financial condition and/or results of operations, including our ability to grow our business. In addition, we cannot assure you that we would be able to take any of these actions because of a variety of commercial or market factors or constraints in our debt instruments, including, for example, the possibility that we would not reach an agreement with our bank lenders on refinancing terms that are acceptable to us before the waiver of certain of our financial covenants expires on January 31, 2004, market conditions being unfavorable for an equity or debt offering, or that the transactions may not be permitted under the terms of our various debt instruments then in effect because of restrictions on the incurrence of debt, incurrence of liens, asset dispositions and related party transactions. In addition, such actions, if taken, may not enable us to satisfy our cash requirements if the actions do not generate a sufficient amount of additional capital. Should any such risks materialize, they could materially and adversely affect your investment in our Class A common stock. Other than MacAndrews & Forbes' obligations pursuant to the Investment Agreement described in this prospectus, the MacAndrews & Forbes $100 million term loan and the $40-65 million line of credit, none of our affiliates has any obligation to contribute or loan to us any capital.

We recently had to obtain amendments to, and waivers under, our existing credit agreement and we expect that we will need to seek further amendments to, or waivers of, certain covenants under our existing credit agreement in 2004.


     As a result of this rights offering, the MacAndrews & Forbes $100 million term loan, the $40-65 million line of credit and the Series C preferred stock investment and as a result of our operating results for the fourth quarter of 2002 and the effect of acceleration of our implementation of the stabilization and growth phase of our plan, we recently secured waivers of compliance with the EBITDA and leverage ratio covenants under our credit agreement for the four quarters ended December 31, 2002 and, in light of our expectation that the continued implementation of the stabilization and growth phase of our plan would affect our ability to comply with these covenants during 2003, we also secured an amendment to eliminate the EBITDA and leverage ratio covenants for the first three quarters of 2003 and a waiver of compliance with such covenants for the four quarters ending December 31, 2003 expiring on January 31, 2004. In addition, the amendment to our credit agreement also included, among other things, the substitution of a minimum liquidity covenant requiring us to maintain a minimum of $20 million of liquidity from all available sources at all times through January 31, 2004 and an amendment to increase the maximum limit on our capital expenditures from $100 million to $115 million for 2003. We do not expect that our operating results, including after giving effect to various actions under the stabilization and growth phase of our plan, will allow us to satisfy the minimum EBITDA and leverage ratio covenants for the four consecutive fiscal quarters ending December 31, 2003. The minimum EBITDA required to be maintained by Products Corporation under the credit agreement is $230 million for each of the four consecutive fiscal quarters ending on December 31, 2003 (which covenant was waived through January 31, 2004), March 31, 2004, June 30, 2004 and September 30, 2004, and $250 million for any four consecutive fiscal quarters ending December 31, 2004 or thereafter. The leverage ratio covenant under the credit agreement will permit a maximum ratio of no more than 1.10:1.00 for any four consecutive fiscal quarters ending on or after December 31, 2003 (which limit was waived through January 31, 2004 for the four fiscal quarters ending December 31, 2003). This means that we expect that we will need to seek a further amendment to our existing credit agreement or waiver of such financial covenants or take one or more further actions referred to below before January 31, 2004.

     While we expect that our bank lenders will consent to such amendment or waiver request, we cannot assure you that they will or that they will do so on terms which are favorable to us. If we fail to secure the amendment or waiver we could be required to take one or more of the following actions:

     o  refinance the existing credit agreement;

     o  sell additional equity securities and repay the credit agreement;

     o  sell assets or operations and repay the credit agreement; and/or

     o seek additional capital contribution and/or loans from MacAndrews & Forbes, our other affiliates and/or third parties and repay the credit agreement.

     In the event that we were unable to secure such a waiver or amendment and we were not able to refinance or repay the credit agreement, our inability to meet the financial covenants for the four consecutive fiscal quarters ending December 31, 2003 would constitute an event of default under the credit agreement, which would permit the bank lenders to accelerate the credit agreement, which in turn would constitute an event of default under the indentures governing our debt if the amount accelerated exceeds $25.0 million and such default remains uncured within 10 days of notice from the trustee under the applicable indenture.

We depend on our Oxford, North Carolina facility for production of a substantial portion of our products and disruptions to this facility could affect our sales in the U.S. and, to a lesser extent, in Latin America, Europe and the Far East.

     Following our rationalization and consolidation of our global manufacturing, a substantial portion of our products were produced at our Oxford, North Carolina facility. Significant unscheduled downtime at this facility due to equipment breakdowns, power failures, natural disasters or any other cause could adversely affect our ability to provide products to our customers, which may affect our sales in the U.S. and, to a lesser extent, in Latin America, Europe and the Far East. Although we maintain insurance, including business interruption insurance, that we consider to be adequate under the circumstances, there can be no assurance that we will not incur losses beyond the limits or outside the coverage of our insurance.

We depend on a supply agreement with a Maesteg, Wales facility for production of our products for the European market and loss of the agreement, or disruption to the facility, could adversely affect our sales in Europe.

     In July 2001, we sold our principal European manufacturing facility in Maesteg, Wales and entered into a long-term supply contract with the purchaser under which the purchaser produced substantially all Revlon color cosmetics and other products for the European market. In October 2002, after experiencing production difficulties with this supplier, we and the supplier terminated the long-term supply agreement and entered into a new agreement. This new agreement has significantly reduced volume commitments and, among other things, we loaned such supplier approximately $2.0 million and the supplier can earn performance-based payments of approximately $6.3 million over a four-year period contingent on the supplier achieving specific production service level objectives (of which approximately $1.6 million was paid in March 2003). As a part of this new arrangement, we and the supplier agreed that the manufacturing of certain product lines would transfer from the Maesteg, Wales facility to our other plants or other third party suppliers. If the supplier is unable to fulfill its obligations under this new supply contract because of manufacturing difficulties or disruption at the Maesteg, Wales facility or for any other reason, or if we encounter difficulties in transferring certain product lines out of the Maesteg, Wales facility to our other plants or other third party suppliers, this could adversely affect our sales in the European market, which could have an adverse effect on our overall results of operations and financial condition.

We depend on a limited number of customers for a large portion of our net sales and the loss of one or more of these customers could reduce our net sales.

     For 2000, 2001 and 2002 Wal-Mart, Inc. and its affiliates accounted for approximately 16.5%, 19.7% and 22.5%, respectively, of our net sales. We expect that for 2003 and future periods, Wal-Mart and a small number of other customers will, in the aggregate, account for a large portion of our net sales. The loss of Wal-Mart or one or more of our other customers that may account for a significant portion of our net sales, or any significant decrease in sales to these customers or any significant decrease in our retail display space in any of these customers' stores, could reduce our net sales and therefore could have a material adverse effect on our business, financial condition and results of operations.



     In January 2002, Kmart Corporation filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On January 24, 2003, Kmart announced that it had filed its proposed plan of reorganization with the U.S. Bankruptcy Court and, on May 6, 2003, Kmart emerged from bankruptcy. Throughout 2002 and continuing into 2003, Kmart continued to close underperforming stores. Kmart accounted for less than 5% of our net sales in 2002. Although we plan to continue doing business with Kmart for the foreseeable future and, based upon the information currently available, believe that Kmart's bankruptcy proceedings and store closings will not have a material adverse effect on our business, financial condition or results of operations, there can be no assurances that further deterioration, if any, in Kmart's financial condition will not have such an effect on us.



Competition in the consumer products business could materially adversely affect our net sales and our market share.

     The consumer products business is highly competitive. We compete on the basis of numerous factors. Brand recognition, product quality, performance and price, product availability at the retail stores, and the extent to which consumers are educated on product benefits have a marked influence on consumers' choices among competing products and brands. Advertising, promotion, merchandising and packaging, and the timing of new product introductions and line extensions also have a significant impact on buying decisions, and the structure and quality of the sales force, as well as consumer consumption of our products, affect in-store position, wall display space and inventory levels in retail outlets. An increase in the amount of competition that we face could have a material adverse effect on our market share. We experienced declines in our market share in the U.S. mass-market in color cosmetics since the end of the first half of 1998 through the first half of 2002, including a decline in our color cosmetics market share from 32.0% in the second quarter of 1998 to 22.3% in the second quarter of 2002, and there can be no assurance that declines in market share will not occur in the future. In addition, we compete in selected product categories against a number of multinational manufacturers, some of which are larger and have substantially greater resources than we do, and which may therefore have the ability to spend more aggressively on advertising and marketing and more flexibility to respond to changing business and economic conditions than we do. Some of our competitors have increased their spending on discounting and advertising and promotional activities in

U.S. mass-market cosmetics. In addition to products sold in the mass-market and demonstrator-assisted channels, our products also compete with similar products sold door-to-door or through mail-order or telemarketing by representatives of direct sales companies.

Our foreign operations are subject to a variety of social, political and economic risks and we may be affected by foreign currency fluctuation.


     As of December 31, 2002, we had operations based in 17 foreign countries. We are exposed to the risk of changes in social, political and economic conditions inherent in operating in foreign countries, including those in Asia, Eastern Europe and Latin America. Such changes include changes in the laws and policies that govern foreign investment in countries where we have operations, as well as, to a lesser extent, changes in U.S. laws and regulations relating to foreign trade and investment. In addition, fluctuations in foreign currency exchange rates may affect the results of our operations and the value of our foreign assets, which in turn may adversely affect reported earnings and, accordingly, the comparability of period-to-period results of operations.
During 2002, our operations in Latin America contributed 8.4% of our total net sales, have been adversely affected by political and economic conditions and foreign currency devaluations. Changes in currency exchange rates may affect the relative prices at which we and foreign competitors sell products in the same market. Our net sales outside of the U.S. and Canada for 2000, 2001 and 2002 were 38.0%, 31.9% and 32.1%, respectively, of our total net sales. In addition, changes in the value of relevant currencies may affect the cost of certain items required in our operations. We enter into forward foreign exchange contracts to hedge certain cash flows denominated in foreign currency. At December 31, 2002, the notional amount of our foreign currency forward exchange contracts was $10.8 million. We can offer no assurances as to the future effect of changes in social, political and economic conditions on our business, results of operations and financial condition. Severe Acute Respiratory Syndrome, or SARS, could have an adverse effect on our results of operations in certain countries in our Far East region.


Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other attacks, acts of war or military actions, such as military actions in Iraq, may adversely affect the markets in which we operate, our operations and our profitability.

     On September 11, 2001, the U.S. was the target of terrorist attacks of unprecedented scope. These attacks have contributed to major instability in the U.S. and other financial markets and reduced consumer confidence. These terrorist attacks, the military response and future developments, or other military actions, such as the recent ongoing military actions in Iraq, may adversely affect prevailing economic conditions, resulting in reduced consumer spending and reduced demand for our products. These developments subject our worldwide operations to increased risks and, depending on their magnitude, could reduce our net sales and therefore could have a material adverse effect on our business, results of operations and financial condition.

Shares of our common stock and the capital stock of Products Corporation are pledged to secure various of our and our affiliates' obligations and foreclosure upon these shares could result in the acceleration of debt under our bank credit agreement and could have other consequences.

     The capital stock of Products Corporation held by us is pledged to secure our guarantee under Products Corporation's existing bank credit agreement and Products Corporation's 12% Notes. A foreclosure upon any shares of our or Products Corporation's common stock could constitute a change of control under the indenture governing the 12% Notes and the indentures governing Products Corporation's other outstanding indebtedness. A change of control constitutes an event of default under Products Corporation's existing bank credit agreement, which would permit the lenders to accelerate Products Corporation's existing bank credit agreement. In addition, holders of Products Corporation's 12% Notes, 9% Notes, 8 1/8% Notes and 8 5/8% Notes may require Products Corporation to repurchase its notes under those circumstances. Products Corporation may not have sufficient funds at the time of the change of control to repay in full the borrowings under Products Corporation's existing bank credit agreement or to repurchase the 12% Notes and the other outstanding notes.

     As of December 31, 2002, 4,186,104 shares of our Class A common stock owned by REV Holdings were pledged by REV Holdings to secure $80.5 million principal amount of REV Holdings' 12% Senior Secured Notes due 2004. From time to time, additional shares of our Class A common stock or shares of intermediate holding companies between us and Mafco Holdings may be pledged to secure obligations of Mafco Holdings or its affiliates. A default under REV Holdings' obligations which are secured by the shares pledged by REV Holdings could cause a foreclosure with respect to such shares of our Class A common stock pledged by REV Holdings.

Attempting to accomplish all of the elements of the stabilization and growth phase of our plan simultaneously may prove to be burdensome and may cause disruption or difficulties in our business.

     We have recently implemented the stabilization and growth phase of our plan, which includes increasing advertising and media spending and effectiveness, increasing the marketing of our wall displays, including by streamlining the number of our SKUs, selectively adjusting prices on certain products, optimizing product availability to consumers and further strengthening our new product development process. Attempting to accomplish all of these elements simultaneously may prove to be a financial and operational burden on us. If we are unable to successfully accomplish all of the elements of the stabilization and growth phase of our plan simultaneously, it could delay or impede our achieving our objectives of increasing revenues and could therefore have a material adverse effect on our business, results of operations and financial condition.

MacAndrews & Forbes has the power to direct and control our business and Delaware law provisions and control by MacAndrews & Forbes could make a third-party acquisition of our company difficult.


     MacAndrews & Forbes currently indirectly owns approximately 83% of our outstanding Class A and Class B common stock and controls approximately 97% of the combined voting power of our common stock, and could own as much as 88% of our outstanding Class A and Class B common stock and control as much as approximately 98% of the combined voting power of our common stock after this rights offering, assuming the back-stop is exercised in full. MacAndrews & Forbes currently has, and after the rights offering will continue to have, the ability to elect all of the members of our board of directors, and, after this rights offering, will continue to be able to direct and control our policies and those of our subsidiaries, including mergers, sales of assets and similar transactions. Control by MacAndrews & Forbes may discourage certain types of transactions involving an actual or potential change of control of Revlon, including transactions in which the holders of our common stock might receive a premium for their shares over prevailing market prices.


     We are a Delaware corporation. The Delaware General Corporation Law contains provisions that could make it more difficult for a third party to acquire control of our company.

Future sales of our Class A common stock may depress our stock price.

     No prediction can be made as to the effect, if any, that future sales of our Class A common stock, or the availability of Class A common stock for future sales, will have on the market price of our Class A common stock. Sales in the public market of substantial amounts of our Class A common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our Class A common stock. Pursuant to the Investment Agreement, MacAndrews & Forbes was granted registration rights with respect to any shares of our Class A common stock that it acquires when it purchases in a private placement the number of shares it would have otherwise been entitled to purchase in this rights offering and under the back-stop. Pursuant to an existing registration rights agreement, MacAndrews & Forbes has the right to require us to register all or part of our Class A common stock owned by it and shares of our Class A common stock issuable upon conversion of our Class B common stock and Series B preferred stock owned by it. If MacAndrews & Forbes exercises these registration rights and the shares that it owns are registered and become freely tradable, the number of shares of our Class A common stock that are available for sale will be substantially increased, which could adversely affect the prevailing market prices for our Class A common stock.

RISKS RELATED TO THE RIGHTS OFFERING

Stockholders who do not fully exercise their subscription rights will have their interests diluted by MacAndrews & Forbes and those other stockholders who do exercise their subscription rights.


     If you choose not to exercise your basic subscription right in full, your relative ownership interest in us will be diluted to the extent other stockholders exercise their basic subscription and over-subscription rights. This rights offering and the private placement of shares to MacAndrews & Forbes will result in our issuance of an additional 21,739,130 shares of our Class A common stock. In addition, although MacAndrews & Forbes has agreed not to exercise its over-subscription right, it has committed to back-stop this rights offering by purchasing, in a private placement from us, all of the shares of Class A common stock that are not purchased by other stockholders in this rights offering, which would increase their overall ownership position. If no subscription rights holders other than MacAndrews & Forbes exercise their subscription rights in this rights offering, the transactions contemplated by the Investment Agreement, including the MacAndrews & Forbes back-stop, will result in the issuance of an additional 21,739,130 shares of our Class A common stock to MacAndrews & Forbes. Subscription rights holders who do not exercise or sell their subscription rights will lose any value in their subscription rights.


The subscription price determined for this rights offering is not an indication of our value.

     The subscription price per share for the rights offering was set by our board of directors based on the recommendation of the special committee of independent directors of our board of directors after negotiations between the special committee and MacAndrews & Forbes. The board set the subscription price at a formula equal to eighty percent (80%) of the greater of the closing price per share of our Class A common stock on the New York Stock Exchange on (i) the trading day before the date that our board of directors approved this rights offering, which was $2.88 per share, and (ii) the record date for this rights offering. In determining the subscription price, the special committee and our board of directors considered a number of factors, including: our need for capital; our business prospects; the need to offer shares at a price that would be attractive to our investors relative to the current trading price of our Class A common stock; the historic and current market price of our Class A common stock; general conditions in the securities market and the difficult market conditions prevailing for the raising of equity capital; our operating history; and the liquidity of our Class A common stock. In conjunction with their review of these factors, the special committee also reviewed analyses of prior rights offerings by other public companies, including the range of discounts to market value represented by the subscription prices in those rights offerings. Based upon this review and other factors described above, the special committee determined that 80% represented an appropriate discount to the market value of our Class A common stock. The subscription price does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, losses, financial condition or any other established criteria for value. You should not consider the subscription price as an indication of the value of our Class A common stock. After the date of this prospectus, our Class A common stock may trade at prices above or below the subscription price.

You may not revoke your subscription exercise and could be committed to buying shares above the prevailing market price.


     Once you exercise your subscription rights, you may not revoke the exercise. The public trading market price of our Class A common stock may decline before the subscription rights expire. If you exercise your subscription rights and, afterwards, the public trading market price of our Class A common stock decreases below the subscription price, you will have committed to buying shares of our Class A common stock at a price above the prevailing market price. Our Class A common stock is traded on the NYSE under the symbol "REV" and the last reported sales price of our Class A common stock on the NYSE on May 9, 2003 was $3.69 per share. Moreover, you may be unable to sell your shares of Class A common stock at a price equal to or greater than the subscription price you paid for such shares.

If we cancel this rights offering, neither we nor the subscription agent will have any obligation to you except to return your subscription payments.

     If we elect to withdraw or terminate this rights offering, neither we nor the subscription agent will have any obligation with respect to the subscription rights except to return, without interest or deduction, any subscription payments we or the subscription agent received from you.

If you do not act promptly and follow subscription instructions, your exercise of subscription rights may be rejected.

     Stockholders who desire to purchase shares in this rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to , 2003, the expiration date of this rights offering. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription agent prior to , 2003. We shall not be responsible if your broker, custodian or nominee fails to ensure that all required forms and payments are actually received by the subscription agent prior to the , 2003 expiration date of this rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your exercise in this rights offering, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor our subscription agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

     If you are a participant in our 401(k) plan, you must act promptly to ensure that all required forms are received by the trustee and that the total amount of the funds required for an exercise of your subscription rights have been allocated to an account created by you, or which you currently maintain, in the Stable Value Fund no later than ___, 2003, which is seven days prior to the expiration date of this rights offering. See "The Rights Offering--Special Instructions for Participants in Our 401(k) Plan."

No prior market exists for the subscription rights.

     The subscription rights are a new issue of securities with no established trading market and we cannot assure you that a market for the subscription rights will develop or, if a market does develop, as to how liquid it will be. The subscription rights are transferable until the close of business on the last trading day prior to the expiration date of this rights offering, at which time they will cease to have any value. If you wish to sell your subscription rights or the subscription agent or trustee tries to sell subscription rights on your behalf in accordance with the procedures discussed in this prospectus but such rights cannot be sold, and either you subsequently provide the subscription agent or trustee with instructions to exercise the subscription rights and your instructions are not timely received by the subscription agent or trustee or you do not provide any instructions to exercise your subscription rights, then the subscription rights will expire and will have no further value.

     If you make payment of the subscription price by personal check, your check may not have cleared in sufficient time to enable you to purchase shares in this rights offering.

     Any personal check used to pay for shares to be issued in this rights offering must clear prior to the expiration date of this rights offering, and the clearing process may require five or more business days. If you choose to exercise your subscription rights, in whole or in part, and to pay for shares by personal check and your check has not cleared prior to the expiration date of this rights offering, you will not have satisfied the conditions to exercise your subscription rights and will not receive the shares you attempted to purchase and you will lose the value of your subscription rights.

                          FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in such forward-looking statements. Such statements include, without limitation, our expectations and estimates (whether qualitative or quantitative) as to:

     o increases of our advertising and media spending, as well as improving the effectiveness of our advertising;

     o the introduction of new products and further strengthening of our new product development process;

     o our plans to update our retail presence and improve the marketing effectiveness of our retail wall displays by installing newly-reconfigured wall displays and reconfiguring existing wall displays at our retail customers (and our estimates of the costs of such wall displays, the effects of such plans on the accelerated amortization of existing wall displays and the estimated amount of such amortization);

     o our plans to streamline our product assortment and reconfigure product placement on our wall displays, selectively adjust prices on certain of our products and improve customers' stock levels by enhancing merchandiser coverage and reducing damages by continuing to develop our tamper evident program;

     o our plans to implement comprehensive programs to develop and train our employees;

     o  our future financial performance;

     o the effect on sales of political and/or economic conditions, adverse currency fluctuations, military actions and competitive activities;

     o our plans to accelerate the implementation of the stabilization and growth phase of our plan and the charges and the cash costs resulting from implementing such plan and the timing of such costs as well as our expectations to capitalize on the actions taken during the stabilization and growth phase of our plan with the objective of increasing our revenues and profitability over the long term;

     o restructuring activities, restructuring costs, and benefits from such activities;


     o our expectation that operating revenues, cash on hand, cash available from this rights offering and the $50 million Series C preferred stock investment and availability of borrowings under the MacAndrews & Forbes $100 million term loan, the $40-65 million line of credit, and our existing bank credit agreement, will be sufficient to satisfy our cash requirements in 2003, the availability of funds from restructuring indebtedness, selling assets or operations, capital contributions or loans from MacAndrews & Forbes, our other affiliates and/or third parties and the sale of additional shares of our common stock, and our expectation that we will not draw on the $40-65 million line of credit during 2003;


     o uses of funds, including amounts required for implementing the stabilization and growth phase of our plan, including the purchase and reconfiguration of wall displays (including by streamlining our product assortment), increases in advertising and media, selectively adjusting prices on certain SKUs and our estimates of operating expenses, working capital expenses, wall display costs, capital expenditures, restructuring costs and debt service payments;

     o the effects of the loss of one or more customers, including, without limitation, Wal-Mart, and the status of our relationship with our customers;

     o the effects of competitive responses to the implementation of the stabilization and growth phase of our plan;

     o our ability to effectively execute the various elements of the stabilization and growth phase of our plan;

     o  our plan to refinance our debt maturing in 2005;

     o our plan to secure a further waiver or amendment of our credit agreement, including the EBITDA and leverage ratio covenants or refinancing or to repay such debt before January 31, 2004, if such amendment or waiver is not secured; and

     o  our ability to consummate the rights offering and the timing thereof.

     In addition, the documents incorporated in this prospectus by reference contain other forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as "believes," "expects," "estimates," "projects," "forecast," "may," "will," "should," "seeks," "plans," "scheduled to," "anticipates" or "intends" or the negative of those terms, or other variations of those terms or comparable language, or by discussions of strategy or intentions. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. In addition to factors that may be described in our filings with the SEC, including this filing, the following factors, among others, could cause our actual results to differ materially from those expressed in any forward-looking statements made by us:

     o difficulties or delays in developing and/or presenting our increased advertising programs and/or improving the effectiveness of our advertising;

     o difficulties or delays in developing and introducing new products or failure of customers to accept new product offerings and/or in further strengthening our new product development process;

     o difficulties or delays or unanticipated costs associated with improving the marketing effectiveness of our wall displays;

     o difficulties or delays in implementing our plans to streamline our product assortment and reconfigure product placement on our wall displays, adjust prices of our products and/or improve customers' stock levels by enhancing merchandiser coverage and reducing damages by continuing to develop our tamper evident program;

     o difficulties or delays in implementing comprehensive programs to develop and train our employees;

     o unanticipated circumstances or results affecting our financial performance, including changes in consumer preferences, such as reduced consumer demand for our color cosmetics and other current products, and actions by competitors, including business combinations, technological breakthroughs, new products offerings, promotional spending and marketing and promotional successes, including increases in market share;

     o effects of and changes in political and/or economic conditions, including inflation, monetary conditions and military actions, and in trade, monetary, fiscal and tax policies in international markets;

     o unanticipated costs or difficulties or delays in completing projects associated with the stabilization and growth phase of our plan or difficulties or delays in capitalizing on the actions taken during the stabilization and growth phase of our plan to increase our revenues and profitability over the long term;

     o difficulties, delays or unanticipated costs or less than expected savings and other benefits resulting from our restructuring activities;


     o lower than expected operating revenues, the inability to secure capital contributions or loans from MacAndrews & Forbes, our other affiliates and/or third parties or the unavailability of funds under our existing bank credit agreement, the MacAndrews & Forbes $100 million term loan, the balance of the $50 million Series C preferred stock investment, if any, the $40-65 million line of credit, if any, from restructuring indebtedness, selling assets or operations or the sale of additional shares of our common stock or our cash flow requirements differing from our expectations that would require us to have MacAndrews & Forbes make the balance of the $50 million Series C preferred stock investment and/or require us to draw on some or all of the $40-65 million line of credit or from this rights offering;


     o higher than expected operating expenses, working capital expenses, wall display costs, capital expenditures, restructuring costs or debt service payments;

     o combinations among significant customers or the loss, insolvency or failure to pay debts by a significant customer or customers;

     o difficulties or delays in responding to competitive responses to the implementation of the stabilization and growth phase of our plan;

     o difficulties, delays or unanticipated costs in the execution of elements of the stabilization and growth phase of our plan;

     o  an inability to refinance our debt maturing in 2005;

     o difficulties in, or an inability to execute, our plan to secure a further waiver or amendment of our credit agreement; and

     o  difficulties or delays in consummating this rights offering.


     You should consider the areas of risk described above, as well as those set forth in other documents we have filed with the SEC and which are incorporated by reference into this prospectus, in connection with any forward-looking statements that may be made by us. Forward-looking statements speak only as of the date they are made, and, except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Quarterly Reports on Form 10-Q, Annual Report on Form 10-K and Current Reports on Form 8-K to the SEC (which, among other places, can be found on the SEC's website at http://www.sec.gov, as well as on our website at http://www.revloninc.com.) See "Where You Can Find More Information." The cautionary discussion of risks and uncertainties under "Risk Factors" are factors that we think could cause our actual results to differ materially from expected results. Factors other than those listed above could cause our results to differ materially from expected results. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA


     The following sets forth the historical consolidated financial data for the year ended December 31, 2002, as adjusted to give pro forma effect to this rights offering and amendments to the credit agreement, the MacAndrews & Forbes $100 million term loan and the $40-65 million line of credit as if such transactions had been consummated on January 1, 2002, and balance sheet data as of December 31, 2002, as adjusted to give pro forma effect to the rights offering and amendments to the credit agreement, the MacAndrews & Forbes $100 million term loan and the $40-65 million line of credit as if such transactions had occurred on December 31, 2002. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The pro forma financial data do not purport to represent our results of operations or our financial position that actually would have occurred had such transactions been consummated on the aforesaid dates.


     The financial data should be read in conjunction with our consolidated financial statements and the notes to those financial statements included in the documents incorporated by reference in this prospectus.


                                                                   YEAR ENDED DECEMBER 31, 2002
                                                   -------------------------------------------------------------
                                                          ACTUAL          ADJUSTMENTS          AS ADJUSTED
                                                   ------------------- ----------------- -----------------------
                                                          (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA (a):
Operating loss ...................................    $    (114.9)                            $    (114.9)
Interest expense, net ............................          155.5          $      13.4              168.9
Net loss .........................................         (286.5)               (14.7)            (301.2)
Weighted average number of shares outstanding ....     52,199,468            2,645,399         54,844,867 (b)
Basic and diluted loss per common share ..........    $     (5.49)(c)                         $     (5.49)(b)

BALANCE SHEET DATA (d):
Total assets .....................................    $     939.5          $     147.4        $   1,086.9
Total indebtedness ...............................        1,775.1                100.0            1,875.1
Total stockholders' deficiency ...................       (1,640.8)                41.5           (1,593.4)
                                                                                 (41.5)
                                                                                  47.4




(a) Pro forma results reflect the increase in interest expense of $13.4 million or $0.18 pro forma basic and diluted loss per common share and the incremental amortization of debt issuance costs of $1.3 million or $0.02 pro forma basic and diluted loss per common share for the year ended December 31, 2002, as if the amendments to the credit agreement, the MacAndrews and Forbes $100 million term loan and the $40-65 million line of credit were entered into on January 1, 2002.



     The pro forma results assume the proceeds from this rights offering are used to redeem $41.5 million of the Series C preferred stock that are assumed to be issued ($24.9 million of which has been issued in the second quarter of 2003). The $40-65 million line of credit is not assumed to be drawn for pro forma purposes, nor is $8.5 million of the $50 million Series C preferred stock investment, the portion that was not covered by the waiver from MacAndrews & Forbes, expected to be advanced. Therefore, no adjustments to pro forma net loss and pro forma basic and diluted net loss per common share are reflected for the year ended December 31, 2002 relating to the Series C preferred stock investment and the $40-$65 million line of credit. Additionally, no adjustments to pro forma net loss and pro forma basic and diluted net loss per common share are reflected for $0.4 million of certain costs associated with the amendments to the credit agreement that will be charged to expense as incurred. The weighted average number of shares outstanding assumes the conversion in full of our Series B convertible preferred stock.

(b) Pro forma weighted average number of shares outstanding and pro forma basic and diluted loss per common share does not reflect the issuance of 16,339,869 shares of Class A common stock pursuant to this rights offering and the private placement of shares to MacAndrews & Forbes issued at an assumed subscription price of $3.06 per share (which represents 80% of the highest closing price per share of our Class A common stock on the NYSE in the 30-day period prior to May 8, 2003). A 5% increase in the subscription price would result in approximately 763,000 less shares being issued. Conversely, a 5% decrease in the subscription price would result in approximately 842,000 additional shares being issued. The adjustment to weighted average number of shares outstanding of 2,645,399 shares represents the additional shares required to be added to the historical weighted average number of shares outstanding according to generally accepted accounting principles after the completion of this rights offering.

(c) If at the time of the consummation of this rights offering, the fair value of our shares is more than the subscription price determined pursuant to the formula described on page 9, basic and diluted loss per common share will be restated for all prior periods, similar to a stock dividend.
     If the subscription price on the record date of this rights offering were $3.06, which represents 80% of the highest closing price per share of our Class A common stock on the NYSE in the 30-day period prior to May 8, 2003, the weighted average number of shares outstanding would increase by approximately 5%, or 2,645,399 shares, and the basic and diluted loss per common share would decrease by approximately 5% for the year ended December 31, 2002. At an assumed subscription price of $3.06, the restated basic and diluted loss per common share would be $(5.22) for the year ended December 31, 2002.

(d) The pro forma balance sheet as of December 31, 2002 reflects the MacAndrews & Forbes $100 million term loan and net proceeds of $47.4 million for the issuance of shares of our common stock pursuant to this rights offering. The pro forma balance sheet assumes the proceeds from this rights offering are used to redeem $41.5 million of the Series C preferred stock that are assumed to be issued ($24.9 million of which has been issued in the second quarter of 2003).


     We do not currently anticipate that the $40-65 million line of credit will be drawn in 2003 based upon our expectation that the rights offering will be consummated in the second quarter of 2003. Therefore, no adjustments to the pro forma balance sheet are reflected as of December 31, 2002.

                               THE RIGHTS OFFERING

REASONS FOR THE RIGHTS OFFERING

     On February 5, 2003, we announced that our board of directors, at the recommendation of its special committee of independent directors, had discussed and authorized:


     o the MacAndrews & Forbes $100 million term loan, the $50 million Series C preferred investment and the $40-65 million line of credit from MacAndrews & Forbes to Products Corporation;


     o  the commencement of this rights offering; and

     o the Investment Agreement under which MacAndrews & Forbes agreed to take certain actions with regard to this rights offering, including, without limitation, its agreement to make the $50 million Series C preferred stock investment if, prior to closing this rights offering, we have fully drawn the MacAndrews & Forbes $100 million term loan.

     This rights offering is being made in connection with the stabilization and growth phase of our plan, which involves, among other things, increasing advertising and media spending, making certain changes to our new in-store wall displays and reconfiguring existing wall displays at our retail accounts, streamlining the number of our SKUs, selectively adjusting prices on certain products, optimizing product availability to consumers and further strengthening our new product development process. If this rights offering is canceled, any funds we or the subscription agent have received from you will be promptly refunded, without interest or deduction.

     In reaching its conclusion, our board of directors considered a number of factors, including:

     o our needs for cash to help fund a portion of the costs and expenses of the stabilization and growth phase of our plan and to help satisfy anticipated obligations arising from the implementation of such plan;

     o the opportunity that this rights offering allows all of our stockholders on the rights offering record date to participate and acquire additional shares of our Class A common stock at a discount to the market price or, alternatively, to realize value from the sale of the subscription rights if a stockholder does not have the means or the interest in exercising the subscription rights;

     o concerns as to the availability of other financing alternatives, in light of the difficulties faced by the company in raising equity capital or debt on terms as favorable as the MacAndrews & Forbes proposal in light of the current state of the capital markets and our business;

     o the subscription price relative to our Class A common stock's historical and recent trading price and pricing policies customary for transactions of this type;

     o MacAndrews & Forbes' willingness to purchase in a private placement the full number of shares of our Class A common stock it would otherwise have been entitled to subscribe for in this rights offering in accordance with its basic subscription privilege and to purchase all of the shares of our Class A common stock not subscribed for by our other stockholders pursuant to their basic subscription privileges and their over-subscription privileges, which ensured that the maximum of $50 million would be raised in this rights offering, as well as its willingness to subordinate its over-subscription rights that it otherwise would be entitled to exercise in order to enhance the over-subscription privileges of our other stockholders;

     o the potential impact of this rights offering on relative voting and ownership interests of our stockholders as described under "--Effects of Rights Offering on the MacAndrews & Forbes' Securities and Ownership" included elsewhere in this prospectus; and

     o  the potential tax consequences of this rights offering.

Neither our board of directors nor its special committee is making any recommendation as to whether or not you should exercise or sell your subscription rights.

THE RIGHTS

     We will distribute to each holder of our Class A and Class B common stock who is a record holder of our Class A and Class B common stock on the rights offering record date, which is 5:00 p.m., New York City time, on May 12, 2003,
at no charge, one transferable subscription right for each    shares of
Class A and Class B common stock owned, for a total of approximately subscription rights. The subscription rights will be evidenced by transferable subscription rights certificates. Each subscription right will allow you to
purchase one share of our Class A common stock at a price of $    . If you
elect to exercise your basic subscription privilege in full, you may also subscribe, at the subscription price, for additional shares of our Class A common stock under your over-subscription privilege to the extent that other rights holders (except MacAndrews & Forbes) do not exercise their basic subscription privileges in full. If a sufficient number of shares of our Class A common stock is unavailable to fully satisfy the over-subscription privilege requests, the available shares of Class A common stock will be sold pro rata among subscription rights holders who exercised their over-subscription privilege based on the number of shares each subscription rights holder subscribed for under the basic subscription privilege. MacAndrews & Forbes has agreed not to exercise its over-subscription privilege in order to enhance the over-subscription privileges of our other Class A common stockholders. We have not engaged an underwriter in connection with this rights offering.


     If you hold your shares in a brokerage account or through a dealer or other nominee, please see the information included below the heading "--Beneficial Owners." If our 401(k) plan holds shares of our common stock for your account, please see the information included below the heading "--Special Instructions for Participants in our 401(k) Plan."


NO FRACTIONAL RIGHTS

     We will not issue fractional subscription rights or cash in lieu of fractional subscription rights. Fractional subscription rights will be rounded down to the nearest whole number, with such adjustments as may be necessary to ensure that we will receive gross proceeds of $50 million from this rights offering.

     You may request that the subscription agent divide your subscription rights certificate into transferable parts, for instance, if you are the record holder for a number of beneficial holders of our common stock. However, the subscription agent will not divide your subscription rights certificate so that you would receive any fractional subscription rights. The subscription agent will only facilitate subdivisions or transfers of subscription rights
certificates until 5:00 p.m., New York City time, on       , 2003, three
business days prior to the expiration date.


EXPIRATION OF THE RIGHTS OFFERING AND EXTENSIONS, AMENDMENTS AND TERMINATION

     You may exercise your subscription rights at any time before 5:00 p.m.,
New York City time, on           , 2003, the expiration date for this rights
offering. We may, in our sole discretion, extend the time for exercising the subscription rights. If the commencement of this rights offering is delayed for a period of time, the expiration date of this rights offering will be similarly extended.


     We will extend the duration of the rights offering as required by applicable law, and may choose to extend it if we decide that changes in the market price of our Class A common stock warrant an extension or if we decide to give investors more time to exercise their subscription rights in this rights offering. However, because MacAndrews & Forbes has agreed to back-stop this rights offering, we will not need to extend the exercise period because the back-stop arrangement ensures that we will receive total gross proceeds of $50 million. We may extend the expiration date of this rights offering by giving oral or written notice to the subscription agent and information agent on or before the scheduled expiration date. If we elect to extend the expiration of this rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date.

     We reserve the right, in our sole discretion, to amend or modify the terms of this rights offering.

     If you do not exercise your subscription rights before the expiration date of this rights offering, your unexercised subscription rights will be null and void and will have no value. We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents relating to your exercise after this rights offering expires, regardless of when you transmitted the documents, except if you have timely transmitted the documents under the guaranteed delivery procedures described below.

SUBSCRIPTION PRIVILEGES

     Your subscription rights entitle you to a basic subscription privilege and an over-subscription privilege.

     Basic Subscription Privilege. With your basic subscription privilege, you may purchase one share of our Class A common stock per subscription right, upon delivery of the required documents and payment of the subscription price of
$     per share. You are not required to exercise all of your subscription rights unless you wish to purchase shares under your over-subscription privilege. We will deliver to the recordholders who purchase shares in this rights offering certificates representing the shares purchased with a holder's basic subscription privilege as soon as practicable after this rights offering has expired.

     Over-Subscription Privilege. In addition to your basic subscription privilege, you may subscribe for additional shares of our Class A common stock, upon delivery of the required documents and payment of the subscription price
of $     per share, before the expiration of this rights offering. You may only exercise your over-subscription privilege if you exercised your basic subscription privilege in full and other holders of subscription rights (except MacAndrew & Forbes) do not exercise their basic subscription privileges in full.

     Pro Rata Allocation. If there are not enough shares of our Class A common stock to satisfy all subscriptions made under the over-subscription privilege, we will allocate the remaining shares of our Class A common stock pro rata, after eliminating all fractional shares, among those over-subscribing rights holders. "Pro rata" means in proportion to the number of shares of our Class A common stock that you and the other subscription rights holders have purchased by exercising your basic subscription privileges. If there is a pro rata allocation of the remaining shares of our Class A common stock and you receive an allocation of a greater number of shares than you subscribed for under your over-subscription privilege, then we will allocate to you only the number of shares for which you subscribed. We will allocate the remaining shares among all other holders exercising their over-subscription privileges.

     MacAndrews & Forbes will not be allocated any additional shares of our Class A common stock as part of its over-subscription privilege because it has agreed in the Investment Agreement not to exercise its over-subscription privilege.

     Full Exercise of Basic Subscription Privilege. You may exercise your over-subscription privilege only if you exercise your basic subscription privilege in full. To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privileges held by you in the same capacity. For example, suppose that you were granted subscription rights for shares of our Class A common stock that you own individually and shares of our Class A common stock that you own collectively with your spouse. If you wish to exercise your over-subscription privilege with respect to the subscription rights you own individually, but not with respect to the subscription rights you own collectively with your spouse, you only need to fully exercise your basic subscription privilege with respect to your individually owned subscription rights. You do not have to subscribe for any shares under the basic subscription privilege owned collectively with your spouse to exercise your individual over-subscription privilege.

     When you complete the portion of your subscription rights certificate to exercise your over-subscription privilege, you will be representing and certifying that you have fully exercised your subscription privileges as to shares of our Class A common stock that you hold in that capacity. You must exercise your over-subscription privilege at the same time you exercise your basic subscription privilege in full.

     Return of Excess Payment. If you exercised your over-subscription privilege and are allocated less than all of the shares of our Class A common stock for which you wished to subscribe, your excess payment for shares that were not allocated to you will be returned to you by mail, without interest or deduction, as soon as practicable after the expiration date of this rights offering. We will deliver to the recordholders who purchase shares in this rights offering certificates representing the shares of our Class A common stock that you purchased as soon as practicable after the expiration date of this rights offering and after all pro rata allocations and adjustments have been completed.

     If you are a participant in our 401(k) plan, all subscription payments received by the subscription agent from the trustee on your behalf and not applied to the purchase of shares of our Class A common stock will be returned to your Stable Value Fund account established under the 401(k) plan, without interest or deduction, where the funds will remain subject to your further investment directions in accordance with the terms of the 401(k) plan.

CONDITIONS TO THIS RIGHTS OFFERING

     We may terminate this rights offering, in whole or in part, if at any time before completion of this rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to this rights offering that in the sole judgment of our board of directors would or might make this rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of this rights offering. We may waive any of these conditions and choose to proceed with this rights offering even if one or more of these events occur. If we terminate this rights offering, in whole or in part, all affected subscription rights will expire without value and all subscription payments received by the subscription agent will be returned promptly, without interest or deduction. See also "--Cancellation Rights."

METHOD OF SUBSCRIPTION--EXERCISE OF RIGHTS

     You may exercise your subscription rights by delivering the following to the subscription agent, at or prior to 5:00 p.m., New York City time, on
          , 2003, the expiration date of this rights offering:

     o Your properly completed and executed subscription rights certificate with any required signature guarantees or other supplemental documentation; and

     o Your full subscription price payment for each share subscribed for under your subscription privileges.

     If you are a beneficial owner of shares of our common stock whose shares are registered in the name of a broker, custodian bank or other nominee, you should instruct your broker, custodian bank or other nominee to exercise your rights and deliver all documents and payment on your behalf prior to 5:00 p.m.
New York City time on            , 2003, the expiration date of this rights
offering.

     Your subscription rights will not be considered exercised unless the subscription agent receives from you, your broker, custodian or nominee, as the case may be, all of the required documents and your full subscription price
payment prior to 5:00 p.m., New York City time, on           , 2003, the
expiration date of this rights offering.

     If you are a participant in our 401(k) plan, please refer to the information set out in "--Special Instructions for Participants in Our 401(k) Plan."

METHOD OF PAYMENT

     Your payment of the subscription price must be made in U.S. dollars for the full number of shares of Class A common stock for which you are subscribing by either:

     o check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to the subscription agent; or

     o wire transfer of immediately available funds, to the subscription account maintained by the subscription agent at JPMorgan Chase Bank, ABA No. 021 000 021, Account No. 323-113109.

     If you are a participant in our 401(k) plan, please refer to the information set out in "--Special Instructions for Participants in Our 401(k) Plan."


RECEIPT OF PAYMENT

     Your payment will be considered received by the subscription agent only upon:

     o  Clearance of any uncertified check;

     o Receipt by the subscription agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order; or

     o  Receipt of collected funds in the subscription account designated above.


CLEARANCE OF UNCERTIFIED CHECKS

     If you are paying by uncertified personal check, please note that uncertified checks may take at least five (5) business days to clear. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the time this rights offering expires to ensure that your payment is received by the subscription agent and clears by the rights offering expiration date. We urge you to consider using a certified or cashier's check, money order or wire transfer of funds to avoid missing the opportunity to exercise your subscription rights should you decide to exercise your subscription rights.


DELIVERY OF SUBSCRIPTION MATERIALS AND PAYMENT

     You should deliver your subscription rights certificate and payment of the subscription price or, if applicable, notices of guaranteed delivery, to the subscription agent by one of the methods described below:

                 By mail, hand delivery or overnight courier to:
                     AMERICAN STOCK TRANSFER & TRUST COMPANY
                           59 Maiden Lane, Plaza Level
                               New York, NY 10038

     You may call the subscription agent at (718) 921-8200.

     Your delivery to an address or by any method other than as set forth above will not constitute valid delivery.


CALCULATION OF SUBSCRIPTION RIGHTS EXERCISED

     If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your basic subscription privilege with respect to the maximum number of subscription rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent. If your aggregate subscription price payment is greater than the amount you owe for your subscription, you will be deemed to have exercised your over-subscription privilege to purchase the maximum number of shares of our Class A common stock with your over-payment. If we do not apply your full subscription price payment to your purchase of shares of our Class A common stock, we or the subscription agent will return the excess amount to you by mail, without interest or deduction, as soon as practicable after the expiration date of this rights offering. If you are a participant in our 401(k) plan, all subscription payments received by the subscription agent from the trustee on your behalf and not applied to the purchase of shares of our Class A common stock will be returned to your Stable Value Fund account established under the 401(k) plan, without interest or deduction, where the funds will remain subject to your further investment directions in accordance with the terms of the 401(k) plan.


EXERCISING A PORTION OF YOUR SUBSCRIPTION RIGHTS

     If you subscribe for fewer than all of the shares of our Class A common stock represented by your subscription rights certificate, you may request from the subscription agent a new subscription rights certificate representing your unused subscription rights and then attempt to sell your unused subscription rights. See "--Method of Transferring and Selling Subscription Rights." Alternatively, you may transfer a portion of your subscription rights and request from the subscription agent a new subscription rights certificate representing the rights you did not transfer. HOWEVER, THE SUBSCRIPTION AGENT WILL ONLY FACILITATE SUBDIVISIONS OR TRANSFERS OF
SUBSCRIPTION RIGHTS CERTIFICATES UNTIL 5:00 P.M., NEW YORK CITY TIME, ON       ,
2003, THREE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE. All subscription rights must be exercised prior to the expiration date of this rights offering, or else your subscription rights will be null and void. We will not issue any subscription rights certificates for unexercised subscription rights after the rights offering expiration date.

     If you are a participant in our 401(k) plan, please refer to the information set out in "--Special Instructions for Participants in Our 401(k) Plan."


YOUR FUNDS WILL BE HELD BY THE SUBSCRIPTION AGENT UNTIL SHARES OF OUR CLASS A COMMON STOCK ARE ISSUED

     The subscription agent will hold your payment of the subscription price in a segregated account with other payments received from other subscription rights holders until we issue your shares of our Class A common stock to you upon consummation of the rights offering.


MEDALLION GUARANTEE MAY BE REQUIRED

     Your signature on each subscription rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the U.S., subject to standards and procedures adopted by the subscription agent, unless:

     o Your subscription rights certificate provides that shares are to be delivered to you as record holder of those subscription rights; or

     o  You are an eligible institution.


NOTICE TO BENEFICIAL HOLDERS

     If you are a broker, a trustee or a depositary for securities who holds shares of our common stock for the account of others on May 12, 2003, the rights offering record date, you should notify the respective beneficial owners of such shares of this rights offering as soon as possible to find out their intentions with respect to exercising or selling their subscription rights. You should obtain instructions from the beneficial owner with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate subscription rights certificates and submit them to the subscription agent with the proper payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the rights offering record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled "Nominee Holder Certification" that we will provide to you with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

BENEFICIAL OWNERS

     If you are a beneficial owner of shares of our common stock or will receive your subscription rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of this rights offering. If you wish to exercise or sell your subscription rights, you will need to have your broker, custodian bank or other nominee act for you. If you hold certificates of our common stock directly and would prefer to have your broker, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transactions for you. To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank or other nominee the form entitled "Beneficial Owners Election Form." You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. If you wish to obtain a separate subscription rights certificate, you should contact the nominee as soon as possible and request that a separate subscription rights certificate be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in this rights offering. We are not responsible if you do not receive the form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.

     If you are a participant in our 401(k) plan, please refer to the information set out in "--Special Instructions for Participants in Our 401(k) Plan."


INSTRUCTIONS FOR COMPLETING YOUR SUBSCRIPTION RIGHTS CERTIFICATE

     You should read and follow the instructions accompanying the subscription rights certificates carefully.

     You are responsible for the method of delivery of your subscription rights certificate(s) with your subscription price payment to the subscription agent. If you send your subscription rights certificate(s) and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent prior to the time this rights offering expires. Because uncertified personal checks may take at least five
(5) business days to clear, you are strongly urged to pay, or arrange for payment, by means of a certified or cashier's check, money order or wire transfer of funds.

     If you are a participant in our 401(k) plan, you will not receive a subscription rights certificate, but you will be notified on a 401(k) Plan Participant Election Form of the number of subscription rights that have been allocated to you. Please refer to the information set out under "--Special Instructions for Participants in Our 401(k) Plan."


DETERMINATIONS REGARDING THE EXERCISE OR SALE OF YOUR SUBSCRIPTION RIGHTS

     We will decide all questions concerning the timeliness, validity, form and eligibility of the exercise of your subscription rights and any such determinations by us will be final and binding. We, in our sole discretion, may waive, in any particular instance, any defect or irregularity, or permit, in any particular instance, a defect or irregularity to be corrected within such time as we may determine. We will not be required to make uniform determinations in all cases. We may reject the exercise or sale of any of your subscription rights because of any defect or irregularity. We will not accept any exercise of subscription rights until all irregularities have been waived by us or cured by you within such time as we decide, in our sole discretion.

     Neither we, the subscription agent, the information agent nor the 401(k) plan trustee, will be under any duty to notify you of any defect or irregularity in connection with your submission of subscription rights certificates and we will not be liable for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of subscription rights if your exercise is not in accordance with the terms of this rights offering or in proper form. We will also not accept the exercise of your subscription rights if our issuance of shares of our Class A common stock to you could be deemed unlawful under applicable law.


SPECIAL INSTRUCTIONS FOR PARTICIPANTS IN OUR 401(K) PLAN


     Our Class A common stock is one of the investments available under our 401(k) plan. Subscription rights will be allocated to 401(k) plan participants for whose account the 401(k) plan holds shares of Class A common stock on the record date for this rights offering in proportion to the number of such shares held on their behalf under the 401(k) plan as of that date. Those participants will have the ability to direct the trustee of the 401(k) plan to sell or exercise some or all of the subscription rights allocable
to them. At       , 2003, the 401(k) plan was the record holder of shares of our
Class A common stock in the aggregate.

     If shares of our Class A common stock are held by our 401(k) plan for your account under our 401(k) plan as of the rights offering record date, you will be notified by us of this rights offering and the number of subscription rights that have been allocated to your account under our 401(k) plan. If you wish to sell or exercise your subscription rights, in whole or in part, you will need to notify the trustee of the 401(k) Plan of your decision and the trustee will act for you. To indicate your decision, you should complete and return to the trustee the form entitled "401(k) Plan Participant Election Form." You should receive this form with the other rights offering materials. If you do not receive this form, you should contact the information agent if you believe you are entitled to participate in this rights offering with respect to shares you hold under the 401(k) plan.

     The trustee must receive your completed 401(k) Plan Participant Election
Form no later than 5:00 p.m., New York City time, on         , 2003, seven days
prior to the expiration date of this rights offering, so that the trustee can sell or exercise the subscription rights on your behalf prior to the expiration date.

     To the extent you elect to sell some or all of the subscription rights allocated to you under the 401(k) plan, the trustee will attempt to sell those rights on your behalf as soon as practicable after it receives the 401(k) Plan Participant Election Form from you (provided that, to the extent that market conditions prevent the sale of rights on any particular day, successive daily attempts will be made to sell the rights until they are all sold). The trustee's obligation to execute sell orders is subject to its ability to find buyers for the subscription rights. We cannot assure you that a trading market for the subscription rights can be maintained. Any direction to exercise your rights will be implemented as described below. In any event, if you fail to instruct the trustee to either sell or exercise your subscription rights on or
before         , 2003, the trustee will attempt to sell the rights on your
behalf beginning on     , 2003.

     If you elect to exercise some or all of your subscription rights, you must ensure that the total amount of the funds required for such exercise have been allocated to an account created by you, or that you currently maintain, in the Stable Value Fund (an existing investment election under the 401(k) plan) on
        , 2003 in order to satisfy the subscription price payable by you upon
exercise of your subscription rights. On         , 2003, the trustee, to
exercise subscription rights on your behalf in the rights offering, will transfer such funds from your Stable Value Fund account to the subscription agent. DO NOT SEND YOUR SUBSCRIPTION PRICE PAYMENT TO US, THE SUBSCRIPTION AGENT OR THE INFORMATION AGENT. To the extent you do not already have sufficient funds invested in a Stable Value Fund account to exercise the subscription rights, you will need to liquidate a portion of your investments in one or more of your other investment funds under the 401(k) plan and transfer such funds into your existing or newly created Stable Value Fund
account by          2003, in an amount sufficient to exercise the subscription rights in accordance with your election. If the amount that you have invested
in your Stable Value Fund account on         , 2003 is insufficient to exercise
all of your subscription rights in accordance with your election, the subscription rights will be exercised to the maximum extent possible with the amount you have invested in the Stable Value Fund account, and, if an active trading market for the rights is maintained, the trustee will attempt to sell for your account any remaining rights that are not exercised because of insufficient funds.

     The net proceeds of any sale of rights (whether directed by you or implemented by the trustee in the absence of direction or on account of insufficient funds for exercise) will be allocated to your Stable Value Fund account established under the 401(k) plan, where such funds will remain subject to your further investment directions in accordance with the terms of the 401(k) plan. Any shares of our Class A common stock purchased upon exercise of the subscription rights you hold under the 401(k) plan will be allocated to the Employee Stock Fund established under the 401(k) plan (which is the fund that holds newly--acquired shares of our Class A common stock), where they will remain subject to your further investment directions in accordance with the terms of the 401(k) plan.

     Once you send to the trustee the form entitled "401(k) Plan Participant Election Form," you may not revoke your exercise instructions. If you elect to exercise your subscription rights, you should be aware that the market value of our Class A common stock may go up or down during the period after you submit your 401(k) Plan Participant Election Form to the trustee and before the time that Class A common stock is purchased under the subscription rights and allocated to your account under the 401(k) plan. See "Risk Factors--You may not revoke your subscription exercise and could be committed to buying shares above the prevailing market price." However, notwithstanding instructions from participants of our 401(k) plan to exercise their subscription rights, the
trustee will not exercise the subscription rights if, on         , 2003, the
per share public trading price of our Class A common stock is less than the per share subscription price. The trustee may attempt, instead, to sell the subscription rights; however, if the per share subscription price exceeds the per share public trading price, it is likely that the subscription rights will
have no value. The trustee may also, from         , 2003 through the expiration
of this rights offering, exercise the rights if the per share public trading price increases above the per share subscription price.

     If you terminate employment and request a distribution from the 401(k) plan effective before the expiration of this rights offering, any subscription rights allocated to your account at the time of distribution will be sold (to the extent that a market is maintained) and any net sale proceeds will be distributed to you in accordance with the otherwise applicable terms of the 401(k) plan.

     Neither we, the subscription agent, the information agent nor the plan trustee will be under any duty to notify you of any defect or irregularity in connection with your submission of the 401(k) Plan Participant Election Form, and we will not be liable for failure to notify you of any defect or irregularity with respect to the completion of such form. We reserve the right to reject your exercise or instructions for sale of subscription rights if your exercise is, or instructions for sale are, not in accordance with the terms of this rights offering or in proper form. We will also not accept the exercise of your subscription rights if our issuance of shares of our Class A common stock to you could be deemed unlawful under applicable law.

     The 401(k) Plan Participant Election Form must be delivered to Putnam Fiduciary Trust Company, the trustee of the 401(k) plan, at the address set forth below:

                                    By Mail:
                               PUTNAM INVESTMENTS
                    Defined Contribution Plan Administration
                                  P.O. Box 9740
                            Providence, RI 02940-9889

                     By Hand Delivery or Overnight Courier:
                               PUTNAM INVESTMENTS
                                  Investors Way
                             Norwood, MA 02062-9105

     Delivery to any address or by a method other than those set forth above does not constitute valid delivery.


REGULATORY LIMITATION

     We will not be required to issue to you shares of our Class A common stock pursuant to this rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares if, at the time this rights offering expires, you have not obtained such clearance or approval.


GUARANTEED DELIVERY PROCEDURES

     If you wish to exercise your subscription rights, but you do not have sufficient time to deliver the subscription rights certificate evidencing your subscription rights to the subscription agent on or before the time this rights offering expires, you may exercise your subscription rights by the following guaranteed delivery procedures:

     o Deliver to the subscription agent on or prior to the rights offering expiration date your subscription price payment in full for each share you subscribed for under your subscription privileges in the manner set forth above in "--Method of Payment";

     o Deliver to the subscription agent on or prior to the expiration date the form entitled "Notice of Guaranteed Delivery," substantially in the form provided with the "Instructions as to Use of Revlon, Inc. Subscription Rights Certificates" distributed with your subscription rights certificates; and

     o Deliver the properly completed subscription rights certificate evidencing your subscription rights being exercised and the related nominee holder certification, if applicable, with any required signature guarantee, to the subscription agent within three (3) New York Stock Exchange trading days following the date of your Notice of Guaranteed Delivery.

     Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the Instructions as to the Use of Revlon, Inc. Subscription Rights Certificates, which will be distributed to you with your subscription rights certificate. Your Notice of Guaranteed Delivery must come from an eligible institution, or other eligible guarantee institutions that are members of, or participants in, a signature guarantee program acceptable to the subscription agent.

     In your Notice of Guaranteed Delivery, you must state:

     o  Your name;

     o The number of subscription rights represented by your subscription rights certificates, the number of shares of our Class A common stock for which you are subscribing under your basic subscription privilege and the number of shares of our Class A common stock for which you are subscribing under your over-subscription privilege, if any; and

     o Your guarantee that you will deliver to the subscription agent any subscription rights certificates evidencing the subscription rights you are exercising within three (3) business days following the date the subscription agent receives your Notice of Guaranteed Delivery.

     You may deliver your Notice of Guaranteed Delivery to the subscription agent in the same manner as your subscription rights certificates at the address set forth above under "--Delivery of Subscription Materials and Payment." You may alternatively transmit your Notice of Guaranteed Delivery to the subscription agent by facsimile transmission (Telecopy No.: (718) 234-5001). To confirm facsimile deliveries, you may call (718) 921-8200.

     The information agent will send you additional copies of the form of Notice of Guaranteed Delivery if you request them. Please call (800) 949-2583 to request any copies of the form of Notice of Guaranteed Delivery. Banks and brokerage firms please call collect at (212) 269-5550 to request any copies of the form of Notice of Guaranteed Delivery.


QUESTIONS ABOUT EXERCISING OR SELLING SUBSCRIPTION RIGHTS

     If you have any questions or require assistance regarding the method of exercising or selling your subscription rights or requests for additional copies of this prospectus, the Instructions as to the Use of Revlon, Inc. Subscription Rights Certificates or the Notice of Guaranteed Delivery, you should contact the information agent at the address and telephone number set forth above under "Summary--Questions and Answers About the Rights Offering" included elsewhere in this prospectus.


SUBSCRIPTION AGENT AND INFORMATION AGENT

     We have appointed American Stock Transfer & Trust Company to act as subscription agent and D.F. King & Co., Inc. to act as information agent for this rights offering. We will pay all fees and expenses of the subscription agent and the information agent related to this rights offering and have also agreed to indemnify the subscription agent and the information agent from liabilities that they may incur in connection with this rights offering.

NO REVOCATION

     Once you have exercised your subscription privileges, you may not revoke your exercise. Subscription rights not exercised prior to the expiration date of this rights offering will expire and will have no value.


PROCEDURES FOR DTC PARTICIPANTS

     We expect that the exercise of your basic subscription privilege and your over-subscription privilege may be made through the facilities of the Depository Trust Company. If your subscription rights are held of record through DTC, you may exercise your basic subscription privilege and your over-subscription privilege by instructing DTC to transfer your subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights you are exercising and the number of shares of our Class A common stock you are subscribing for under your basic subscription privilege and your over-subscription privilege, if any, and your subscription price payment for each share of our Class A common stock that you subscribed for pursuant to your basic subscription privilege and your over-subscription privilege.


SUBSCRIPTION PRICE

     The subscription price is $     per share. For more information with
respect to how the subscription price was determined, see "Summary--Questions and Answers About the Rights Offering" included elsewhere in this prospectus.


FOREIGN AND OTHER STOCKHOLDERS

     We will not mail subscription rights certificates to stockholders on the record date, or to subsequent transferees, whose addresses are outside the U.S. Instead, we will have the subscription agent hold the subscription rights certificates for those holders' accounts. To exercise their subscription rights, foreign holders must notify the subscription agent before 11:00 a.m.,
New York City time, on         , 2003, three business days prior to the
expiration date, and must establish to the satisfaction of the subscription agent that it is permitted to exercise its subscription rights under applicable law. If a foreign holder does not notify and provide acceptable instructions to the subscription agent by such time (and if no contrary instructions have been received), the subscription rights will be sold, subject to the subscription agent's ability to find a purchaser. Any such sales will be deemed to be effected at the weighted average sale price of all subscription rights sold by the subscription agent on the relevant date of sale. See "--Method of Transferring and Selling Subscription Rights." If the subscription agent sells subscription rights for a foreign holder, the subscription agent will remit a check for the proceeds from the sale of any subscription rights (less any applicable commissions, taxes or broker fees) to such foreign holder by mail. The proceeds, if any, resulting from sales of subscription rights pursuant to the basic subscription privilege of holders whose addresses are not known by the subscription agent or to whom delivery cannot be made will be held in an interest bearing account. Any amount remaining unclaimed by foreign holders on the second anniversary of the expiration date of this rights offering will be remitted to us.


METHODS FOR TRANSFERRING AND SELLING SUBSCRIPTION RIGHTS


     We anticipate that the subscription rights will be traded on the NYSE under the symbol "REV RT." We expect that subscription rights may be purchased or sold until the close of business on the last trading day preceding the expiration date. You may sell your subscription rights by contacting your broker or the institution through which you hold your securities. In addition, if you are a record holder of our common stock, you may sell your rights through the subscription agent (as described below). However, there has been no prior public market for the subscription rights, and we cannot assure you that a trading market for the subscription rights will develop or, if a market develops, that the market will remain available throughout the subscription period. We also cannot assure you of the price at which the subscription rights will trade, if at all. If you do not exercise or sell your subscription rights you will lose any value inherent in the subscription rights. See "--General Considerations Regarding the Partial Exercise, Transfer or Sale of Subscription Rights" below.

     Transfer of Subscription Rights. You may transfer subscription rights in whole by endorsing the subscription rights certificate for transfer. Please follow the instructions for transfer included in the information sent to you with your subscription rights certificate. If you wish to transfer only a portion of the subscription rights, you should deliver your properly endorsed subscription rights certificate to the subscription agent. With your subscription rights certificate, you should include instructions to register such portion of the subscription rights evidenced thereby in the name of the transferee (and to issue a new subscription rights certificate to the transferee evidencing such transferred subscription rights). You may only transfer whole subscription rights and not fractions of a subscription right. If there is sufficient time before the expiration of this rights offering, the subscription agent will send you a new subscription rights certificate evidencing the balance of your subscription rights that you did not transfer to the transferee. You may also instruct the subscription agent to send the subscription rights certificate to one or more additional transferees. If you wish to sell your remaining subscription rights, you may request that the subscription agent send you certificates representing your remaining (whole) subscription rights so that you may sell them through your broker or dealer.

     If you wish to transfer all or a portion of your subscription rights, you should allow a sufficient amount of time prior to the time the subscription rights expire for the subscription agent to:

     o  receive and process your transfer instructions; and

     o issue and transmit a new subscription rights certificate to your transferee or transferees with respect to transferred subscription rights, and to you with respect to any subscription rights you retained.

     If you wish to transfer your subscription rights to any person other than a bank or broker, the signatures on your subscription rights certificate must be guaranteed by an eligible institution.

     If you are a participant in our 401(k) plan, please refer to the information set out in "--Special Instructions for Participants in Our 401(k) Plan."

     Sales of Subscription Rights Through the Subscription Agent. If you are a record holder of our Class A common stock and choose not to sell your subscription rights through your broker or dealer, you may choose to sell your subscription rights through the subscription agent. If you wish to have the subscription agent seek to sell your subscription rights, you must deliver your properly executed subscription rights certificate, with appropriate instructions, to the subscription agent. If you want the subscription agent to seek to sell only a portion of your subscription rights, you must send the subscription agent instructions setting forth what you would like done with the subscription rights along with your subscription rights certificate.

     If the subscription agent sells subscription rights for you, it will send you a check for the net proceeds from the sale of any of your subscription rights, less any applicable commissions, taxes or broker fees, as soon as practicable following the sale. If your subscription rights can be sold, the sale will be deemed to have been made at the weighted average net sale price of all subscription rights sold by the subscription agent on the relevant date of sale. We cannot assure you, however, that a market will develop for the purchase and sale of the subscription rights or that the subscription agent will be able to sell your subscription rights.

     You must deliver your order to sell your subscription rights to the subscription agent before 11:00 a.m., New York City time, on _______, 2003, the third business day before the expiration date. If less than all sales orders received by the subscription agent are filled, it will prorate the sales proceeds among you and the other subscription rights holders based upon the number of subscription rights that each holder has instructed the subscription agent to sell during that period, irrespective of when during the period the instructions are received by it. The subscription agent is required to sell your subscription rights only if it is able to find buyers.

     IF YOU SELL YOUR SUBSCRIPTION RIGHTS THROUGH YOUR BROKER OR DEALER, YOU MAY RECEIVE A DIFFERENT AMOUNT OF PROCEEDS THAN IF YOU SELL THE SAME AMOUNT OF SUBSCRIPTION RIGHTS THROUGH THE SUBSCRIPTION AGENT. IF YOU SELL YOUR SUBSCRIPTION RIGHTS THROUGH YOUR BROKER OR DEALER INSTEAD OF THE SUBSCRIPTION AGENT, YOUR SALES PROCEEDS WILL BE THE ACTUAL SALES PRICE OF YOUR SUBSCRIPTION RIGHTS LESS ANY APPLICABLE

BROKERS COMMISSION, TAXES OR OTHER FEES, RATHER THAN THE WEIGHTED AVERAGE NET SALE PRICE OF ALL SUBSCRIPTION RIGHTS SOLD BY THE SUBSCRIPTION AGENT ON THE RELEVANT DATE DESCRIBED ABOVE.

     If you are a participant in our 401(k) plan, please refer to the information set out in "--Special Instructions for Participants in Our 401(k) Plan."

     General Considerations Regarding the Partial Exercise, Transfer or Sale of Subscription Rights. The amount of time needed by your transferee to exercise or sell its subscription rights depends upon the method by which you, as the transferor, delivers the subscription rights certificates, the method of payment made by your transferee and the number of transactions that the holder instructs the subscription agent to effect. You should also allow up to ten business days for your transferee to exercise or sell the subscription rights that you transferred to it. Neither we nor the subscription agent will be liable to a transferee or transferor of subscription rights if subscription rights certificates or any other required documents are not received in time for exercise or sale prior to the expiration time.

     You will receive a new subscription rights certificate upon a partial exercise, transfer or sale of subscription rights only if the subscription agent receives your properly endorsed subscription rights certificate no later than 5:00 p.m., New York City time, three business days before the expiration date. The subscription agent will not issue a new subscription rights certificate if your subscription rights certificate is received after that time and date. If your instructions and subscription rights certificate are received by the subscription agent after that time and date, you will not receive a new subscription rights certificate and therefore will not be able to sell or exercise your remaining subscription rights.

     You are responsible for all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of your subscription rights, except that we will pay any fees of the subscription agent and information agent associated with this rights offering. Any amounts you owe will be deducted from your account.

     If you do not exercise or sell your subscription rights before the expiration date, your subscription rights will expire without value and will no longer be exercisable.


CANCELLATION RIGHTS

     Our board of directors may cancel this rights offering, in whole or in part, in its sole discretion at any time prior to the time this rights offering expires for any reason (including a change in the market price of our Class A common stock). If we cancel this rights offering, any funds you paid to the subscription agent will be promptly refunded, without interest or deduction.


NO BOARD OR SPECIAL COMMITTEE RECOMMENDATION

     An investment in shares of our Class A common stock must be made according to each investor's evaluation of its own best interests and after considering all of the information in this prospectus, including the "Risk Factors" section of this prospectus and all of the information incorporated by reference in this prospectus. Neither we, our board of directors nor the special committee of our board of directors makes any recommendation to subscription rights holders regarding whether they should exercise or sell their subscription rights. You should not view MacAndrews & Forbes' agreements under the Investment Agreement as a recommendation or other indication by MacAndrews & Forbes or our board of directors that the exercise of your subscription rights is in your best interests.


SHARES OF COMMON STOCK OUTSTANDING AFTER THE RIGHTS OFFERING

     Based on the 20,516,135 shares of our Class A common stock issued and
outstanding as of         , 2003, approximately 42,255,265 shares of our Class A
common stock will be issued and outstanding after this rights offering expires, an increase in the number of outstanding shares of our Class A common stock of approximately 106%. The 31,250,000 shares of our Class B common stock, all of
which are beneficially owned by MacAndrews & Forbes as of              , 2003,
will remain outstanding.

EFFECTS OF RIGHTS OFFERING ON STOCK PLAN AND OTHER PLANS

     As of December 31, 2002, there were outstanding 2,005,000 restricted shares and options to purchase 7,886,064 shares of our Class A common stock issued or committed to be issued pursuant to stock options granted by us and our affiliates. None of the outstanding options or restricted shares have antidilution or other provisions of adjustment that will be triggered by this rights offering. Each outstanding and unexercised option will remain unchanged and will be exercisable, subject to vesting, if any, for the same number of shares of our Class A common stock and at the same exercise price as before this rights offering. Similarly, each restricted share will remain unchanged.


EFFECTS OF RIGHTS OFFERING ON THE MACANDREWS & FORBES' SECURITIES AND OWNERSHIP

     Even though the subscription rights will be offered on a pro rata basis to each holder of our Class A and Class B common stock, because of MacAndrews & Forbes' commitment to back-stop this rights offering, the percentage of common stock owned by other stockholders will decrease unless all of the other stockholders exercise the subscription rights they will receive in full.

     Set forth below, for illustrative purposes only, are two scenarios that indicate the effect that this rights offering and related share issuance could have on MacAndrews & Forbes' relative voting and economic interest. As of the date of this prospectus, MacAndrews & Forbes controls approximately 97% of the voting power of our outstanding capital stock and owns approximately 83% of our outstanding common stock.

     SCENARIO A -- All subscription rights are subscribed for on a pro rata basis by all of the stockholders to whom the subscription rights were issued, except MacAndrews & Forbes, and MacAndrews & Forbes purchases the full number of shares of our Class A common stock it would have been entitled to subscribe for in this rights offering in accordance with its basic subscription privilege. Because all of the subscription rights are exercised in the basic subscription privilege by holders other than MacAndrews & Forbes and MacAndrews & Forbes purchases the number of shares equivalent to its full pro rata portion of the shares offered pursuant to the basic subscription privilege to which it would otherwise have been entitled, no shares are exercisable in the over-subscription privilege and MacAndrews & Forbes does not need to back-stop this rights offering.

     SCENARIO B -- MacAndrews & Forbes is the only stockholder to acquire shares of our Class A common stock, which number of shares is equivalent to the full number of shares of our Class A common stock it would have been entitled to subscribe for in this rights offering in accordance with its basic subscription privilege and, through the back-stop, MacAndrews & Forbes acquires all of the shares offered in this rights offering.

                               NO. OF SHARES
                               PURCHASED BY                     MACANDREWS
              TOTAL SHARES      MACANDREWS                       & FORBES          MACANDREWS & FORBES
 SCENARIO        OFFERED         & FORBES       CASH RAISED      VOTING %     ECONOMIC OWNERSHIP PERCENTAGE
----------   --------------   --------------   -------------   -----------   -------------------------------
                                                                                                 AT MAXIMUM
                                                                              UNDILUTED (a)     DILUTION (b)
                                                                             ---------------   -------------
      A      21,739,130       18,021,739       $50,000,000         97%           83%               83%
      B      21,739,130       21,739,130       $50,000,000         98%           88%               88%




(a) Does not give effect to conversion of our Series B convertible preferred stock and includes Class B common stock.

(b) Assumes conversion in full of the Series B convertible preferred stock and includes Class B common stock.



OTHER MATTERS

     We are not making this rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of our Class A common stock from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations to accept or exercise the subscription rights. We may delay the commencement of this rights offering in those states or other jurisdictions, or change the terms of this rights offering, in whole or in part, in order to comply with the securities law or other legal requirements of those states or other jurisdictions. We may decline to make modifications to the terms of this rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights you will not be eligible to participate in this rights offering.


                             INVESTMENT AGREEMENT

     Pursuant to an Investment Agreement between Revlon, Products Corporation and MacAndrews Holdings, dated February 5, 2003, among other things, MacAndrews & Forbes agreed:

     o to purchase in a private placement the full number of shares of our Class A common stock it would otherwise have been entitled to subscribe for in this rights offering in accordance with its basic subscription privilege;

     o to not exercise the over-subscription privilege that it would otherwise be entitled to exercise in this rights offering;

     o to back-stop this rights offering by purchasing in a private placement all of the shares of our Class A common stock that are not otherwise subscribed for by the other holders of subscription rights under their basic subscription privileges and over-subscription privileges; and


     o to make available to us (i) the $50 million Series C preferred stock investment, which shares would be redeemed upon consummation of this rights offering, (ii) the MacAndrews & Forbes $100 million term loan and
        (iii) the $40-65 million line of credit.

     The Investment Agreement also provides that, in lieu of paying cash to satisfy its obligations referred to in the first and third bullet points above, at the consummation of the rights offering, MacAndrews & Forbes may elect to satisfy all or part of such obligations by offsetting such obligations against MacAndrews & Forbes' right to receive from us the cash redemption proceeds with respect to the Series C preferred stock then held by MacAndrews & Forbes. In May 2003, after waiving the requirement in the Investment Agreement that the MacAndrews & Forbes $100 million term loan be drawn in full before it would be required to purchase up to $41.5 million of our Series C preferred stock, MacAndrews & Forbes purchased $24.9 million of our Series C preferred stock, which shares will be redeemed with the proceeds of this rights offering. In addition, the Investment Agreement provides that any shares of our Class A common stock acquired by MacAndrews & Forbes in transactions contemplated by the Investment Agreement will be deemed to be registrable securities under the existing registration rights agreement between us and REV Holdings LLC.

                         DESCRIPTION OF CAPITAL STOCK


     We are authorized to issue two classes of common stock, Class A common stock and Class B common stock, the two classes of which are substantially identical, except as to their voting power. We are authorized to issue 350,000,000 shares of Class A common stock, 20,516,135 of which were outstanding as of December 31, 2002, and 200,000,000 shares of Class B common stock, 31,250,000 of which were outstanding as of December 31, 2002. We are also authorized to issue 20,000,000 shares of preferred stock, of which we have three series, Series A preferred stock, Series B convertible preferred stock and Series C preferred stock. We had 546 shares of Series A preferred stock and 4,333 shares of Series B convertible preferred stock outstanding as of December 31, 2002, all of which were owned by REV Holdings. We have also issued 249 shares of our Series C preferred stock to MacAndrews & Forbes.


     The following summary description of our capital stock is based on our Amended and Restated Certificate of Incorporation (referred to in this prospectus as the Certificate of Incorporation) and our Amended and Restated By-laws (referred to in this prospectus as the By-laws).

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

     Each share of our Class A common stock entitles the holder to one vote and each share of our Class B common stock entitles the holder to ten votes at each annual or special meeting of stockholders, in the case of any written consent of stockholders and for all other purposes on all matters being voted on by our stockholders. The holders of our Class A common stock and our Class B common stock vote as a single class on all matters submitted to a vote of our stockholders, except as otherwise provided by law. Neither the holders of our Class A common stock nor the holders of our Class B common stock have cumulative voting or preemptive rights.

     The holders of our Class A common stock and our Class B common stock are entitled to receive dividends and other distributions as may be declared by our board of directors out of assets or funds legally available for that purpose, subject to the rights of the holders of any series of our preferred stock, and any other provision of our Certificate of Incorporation. Our Certificate of Incorporation provides that if at any time a dividend or other distribution in cash or other property is paid on our Class A common stock or our Class B common stock, a like dividend or other distribution in cash or other property will also be paid on our Class B common stock or our Class A common stock, as the case may be, in an equal amount per share. Our Certificate of Incorporation provides that if shares of our Class A common stock are paid on our Class A common stock and shares of our Class B common stock are paid on our Class B common stock in an equal amount per share of our Class A common stock and our Class B common stock, such payment will be deemed to be a like dividend or other distribution. We did not declare or pay dividends during 2002 or 2001. We, as a holding company, will be dependent on the earnings and cash flow of, and dividends and distributions from, Products Corporation to pay our expenses and to pay any cash dividend or distribution on our Class A common stock that may be authorized by our board of directors. See "Risk Factors--We are a holding company with no business operations of our own and are dependent on our subsidiaries to pay certain expenses and dividends." In the case of any split, subdivision, combination or reclassification of our Class A common stock or our Class B common stock, the shares of our Class B common stock or our Class A common stock, as the case may be, will also be split, subdivided, combined or reclassified so that the number of shares of our Class A common stock and our Class B common stock outstanding immediately following such split, subdivision, combination or reclassification will bear the same relationship to each other as that which existed immediately prior to the split, subdivision, combination or reclassification.

     In the event of our liquidation, dissolution or winding up, the holders of our Class A common stock and the holders of our Class B common stock will be entitled to receive assets and funds available for distribution after payments to creditors and to the holders of any of our preferred stock that may at the time be outstanding, in proportion to the number of shares held by them, respectively, without regard to class.

     In the event of any corporate merger, consolidation, purchase or acquisition of property or stock, or other reorganization in which any consideration is to be received by the holders of our Class A common stock or the holders of our Class B common stock, the holders of our Class A common stock and the holders of our Class B common stock will receive the same consideration on a per share basis. However, if such consideration consists of any voting securities (or of options or warrants to purchase, or of securities convertible into or exchangeable for, voting securities), the holders of our Class B common stock may receive, on a per share basis, voting securities with ten times the number of votes per share as those voting securities to be received by the holders of our Class A common stock (or options or warrants to purchase, or securities convertible into or exchangeable for, voting securities with ten times the number of votes per share as those voting securities issuable upon exercise of the options or warrants, or into which the convertible or exchangeable securities to be received by the holders of our Class A common stock may be converted or exchanged).

     Our Certificate of Incorporation provides that no person holding record or beneficial ownership of shares of our Class B common stock (referred to in this prospectus as a Class B Holder) may transfer, and we will not register the transfer of, such shares of our Class B common stock, except to a permitted transferee. A permitted transferee is generally defined to mean an affiliate of the Class B Holder. In certain circumstances set forth in our Certificate of Incorporation, changes in ownership or control of a Class B Holder will also result in the conversion of such holder's Class B common stock into our Class A common stock. Our Certificate of Incorporation also provides that we will not register the transfer of any shares of our Class B common stock unless the transferee and the transferor of such Class B common stock have furnished such affidavits and other proof as we reasonably may request to establish that the proposed transferee is a permitted transferee. In addition, upon any purported transfer of shares of our Class B common stock not permitted under our Certificate of Incorporation, all shares of our Class B common stock purported to be transferred will be deemed to be converted into shares of our Class A common stock, and stock certificates formerly representing such shares of our Class B common stock will from that time be deemed to represent the number of shares of our Class A common stock as equals the number of shares of our Class A common stock into which such shares of our Class B common stock could be converted pursuant to the Certificate of Incorporation.

     In the event that the number of shares of our Class B common stock and Class A common stock held by the Class B Holders and their permitted transferees issued and outstanding at any time shall constitute less than ten percent of the total combined number of shares of our Class A common stock and Class B common stock issued and outstanding at such time, then, without further action on the part of the Class B Holder or us, all shares of our Class B common stock then issued and outstanding will be deemed to be converted into shares of our Class A common stock, and stock certificates formerly representing such shares of our Class B common stock will from that time be deemed to represent such number of shares of our Class A common stock as equals the number of shares of our Class A common stock into which such shares of our Class B common stock could be converted pursuant to our Certificate of Incorporation. In addition, each share of our Class B common stock shall be convertible, at the option of its record holder, into one validly issued, fully paid and non-assessable share of our Class A common stock at any time.

     Except as expressly set forth in our Certificate of Incorporation, the rights of the holders of our Class A common stock and the rights of the Class B Holders are in all respects identical.

     Our Class A common stock is traded on the NYSE under the symbol "REV."


SERIES A PREFERRED STOCK, SERIES B CONVERTIBLE PREFERRED STOCK AND SERIES C PREFERRED STOCK


     Our Certificate of Incorporation provides that we may issue shares of preferred stock from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences and the relative participation, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, of any unissued series of preferred stock, to fix the number of shares constituting such series, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

     The holder of our Series A preferred stock is not entitled to receive any dividends. Our Series A preferred stock is entitled to a liquidation preference of $100,000 per share before any distribution is made to the holders of our Class A or Class B common stock. The holder of our Series A preferred stock does not have any voting rights, except as required by law. Our Series A preferred stock may be redeemed at any time by us, at our option, for $100,000 per share. However, the terms of Product Corporation's existing bank credit agreement, the indentures covering its outstanding indebtedness, the MacAndrews & Forbes $100 million term loan and the $40-65 million line of credit currently restrict our ability to effect such redemption by limiting the amount of dividends or distributions Products Corporation can pay to us. Our Series A preferred stock is non-convertible.


     The holder of our Series B convertible preferred stock is entitled to receive dividends in an amount per share equal to the amount received by each share of our Class A common stock as if our Series B convertible preferred stock had been converted into shares of our Class A common stock as of the date immediately prior to the record date for such dividend or distribution. No dividend may be paid or declared on any share of our Class A common stock unless a dividend, payable in the same consideration and manner, is simultaneously paid or declared on each share of our Series B convertible preferred stock.

     Our Series B convertible preferred stock is entitled to a liquidation preference of $720.0554 per share plus the amount of any declared but unpaid dividends as of the date of liquidation before any distribution is made to the holders of any of our Class A or Class B common stock or any other class or series of our capital stock ranking junior as to liquidation rights to our Series B convertible preferred stock. If, upon liquidation, our available assets are insufficient to permit payment of the full liquidation preference to the holders of our Series B convertible preferred stock, all of our available assets shall be distributed among the holders of the then outstanding shares of our Series B convertible preferred stock and the then outstanding shares of capital stock ranking on parity with our Series B convertible preferred stock as to distributions upon liquidation, pro rata according to the number of the then outstanding shares of our Series B convertible preferred stock and the then outstanding shares of such parity stock held by each such holder.

     In addition to such rights as specified in our Certificate of Incorporation and as are provided under Delaware law, the holder of our Series B convertible preferred stock is entitled to vote together with the holders of our Class A and Class B common stock as a single class at each annual or special meeting of stockholders, in the case of any written consent of stockholders and for all other purposes on all matters being voted on by the stockholders. Each share of our Series B convertible preferred stock entitles its holder to cast one vote for each whole vote that such holder would be entitled to cast had such holder converted its Series B convertible preferred stock into shares of our Class A common stock as of the date immediately prior to the record date for determining the stockholders eligible to vote on any such matter. In addition, we cannot, without the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of our Series B convertible preferred stock voting separately as one class: (i) amend, alter or repeal our Certificate of Incorporation or our By-laws if such amendment, alteration or repeal would adversely alter or change the rights, preferences or privileges of our Series B convertible preferred stock, (ii) create or authorize any class, series or shares of preferred stock or any other class or series of capital stock or other equity securities ranking either as to payment of dividends or distribution of assets upon liquidation prior to our Series B convertible preferred stock or on a parity with our Series B convertible preferred stock, (iii) undertake any action, the valid consummation of which would require the approval of our stockholders pursuant to our Certificate of Incorporation or our By-laws or as required by applicable law and the direct or indirect result of which would adversely affect or change the rights, preferences or privileges of our Series B convertible preferred stock.

     The holder of our Series B convertible preferred stock is entitled to convert each of its shares of our Series B convertible preferred stock into a number of shares of our Class A common stock determined by dividing the liquidation preference of such shares by the conversion price, which is initially $7.20 but is subject to adjustment upon stock dividends, subdivisions, split ups or combinations, and to receive payment in lieu of any fractional shares that would otherwise be due upon conversion. Each share of our Series B convertible preferred stock is currently convertible into 100 shares of our Class A common stock. In the event of any capital reorganization, reclassification of our capital stock, or consolidation or merger with or into another corporation (where we are not the surviving corporation or where there is a change in or distribution with respect to the common stock), each share of our Series B convertible preferred stock shall after such event be convertible into the kind and number of shares or other securities or property of us or of the successor corporation resulting from such consolidation or surviving such merger, if any, to which the holder of the number of shares of our Class A common stock deliverable upon conversion of such Series B convertible preferred stock (had such conversion taken place immediately prior to the time of such reorganization, reclassification, consolidation or merger) would have been entitled to receive upon such reorganization, reclassification, consolidation or merger.

     We have the option to redeem all or any part of our Series B convertible preferred stock at any time after 30 days following the requisite stockholder approval at a redemption price equal to $720.0554 per share plus the amount of any declared but unpaid dividends thereon as of such redemption date, provided that the holders of our Series B convertible preferred stock retain the right to convert their shares of our Series B convertible preferred stock into the applicable number of shares of our Class A common stock until the close of business on the last business day preceding the effective date of any such optional redemption by us.


     Our Series C preferred stock, with respect to rights to distributions upon our liquidation, winding-up or dissolution, ranks senior to all classes of our common stock, pari passu with our Series A preferred stock, and junior to our Series B convertible preferred stock. The terms of our non-voting, non-dividend paying and non-convertible Series C preferred stock are substantially identical to the terms of our Series A preferred stock, except that, upon consummation of this rights offering, we are required to use the proceeds of this rights offering to redeem for cash, on a mandatory basis, all issued and outstanding shares of our Series C preferred stock at a redemption price of $100,000 per share.



SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Section 203 of the General Corporation Law of the State of Delaware provides, in general, that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to the statute (referred to in this prospectus as an Interested Stockholder) but less than 85% of such stock may not engage in certain business combinations (as defined in Section
203) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such time the corporation's board of directors approved either the business combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the business combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. Our Certificate of Incorporation contains a provision electing not to be governed by Section 203.


                                USE OF PROCEEDS


     Our gross proceeds from this rights offering will be $50 million, which will include proceeds from the purchase in a private placement by MacAndrews & Forbes of the number of shares of our Class A common stock it would otherwise have been entitled to subscribe for in this rights offering and could include proceeds from MacAndrews & Forbes pursuant to its arrangement to back-stop this rights offering (each of which may be advanced to us in the form of an investment in our Series C preferred stock). The net proceeds from this rights offering will be used to fund the costs of redeeming the $24.9 million of our Series C preferred stock held by MacAndrews & Forbes and the balance, if any, of the $50 million Series C preferred stock investment. The remainder of the proceeds, if any, combined with the proceeds from the MacAndrews & Forbes $100 million term loan as well as the $40-65 million line of credit, if any, will be used for general corporate purposes, including to help fund a portion of the costs and expenses of the stabilization and growth phase of our plan, which includes increasing advertising and media spending and effectiveness, increasing the marketing effectiveness of our wall displays, including by streamlining the number of our SKUs, selectively adjusting prices on certain products, optimizing product availability to consumers, further strengthening our new product development process, and for other general corporate purposes.

                                   DILUTION



     Purchasers of our Class A common stock in this rights offering will experience an immediate dilution of the net tangible book value per share of our Class A common stock. Our net tangible book value as of December 31, 2002 was approximately $(1,863.0) million, or $(35.99) per share of our Class A and Class B common stock (based upon 51,766,135 shares of our common stock outstanding and excluding shares that would be issuable upon the conversion in full of our Series B convertible preferred stock). Net tangible book value per share is equal to our total net tangible book value, which is our total tangible assets less our total liabilities, divided by the number of shares of our outstanding Class A and Class B common stock. Dilution per share equals the difference between the amount per share paid by purchasers of shares of Class A common stock in this rights offering and the net tangible book value per share of our Class A and Class B common stock immediately after this rights offering. Based on an assumed subscription price of $3.06 per share (which represents 80% of the highest closing price per share of our Class A common stock on the NYSE in the 30-day period prior to May 8, 2003) and after deducting estimated offering expenses payable by us, and the application of the estimated net proceeds from this rights offering, our pro forma net tangible book value as of December 31, 2002 would have been approximately $(1,815.6) million, or $(26.66) per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $9.33 per share and an immediate dilution to purchasers in this rights offering of $29.72 per share. The following table illustrates this per share dilution (based upon 68,106,004 shares of our common stock that would be outstanding following the consummation of this rights offering and excluding shares that would be issuable upon the conversion in full of our Series B convertible preferred stock) (a):



Subscription price ...............................................................               $   3.06
 Net tangible book value per share prior to this rights offering .................   $ (35.99)
 Increase per share attributable to this rights offering .........................       9.33
Pro forma net tangible book value per share after this rights offering ...........                 (26.66)
                                                                                                 --------
Dilution in net tangible book value per share to purchasers ......................               $  29.72
                                                                                                 ========



     If the subscription price were $2.30 per share, which represents 80% of the closing price per share of our Class A common stock on the NYSE on January 30, 2003, the trading day before the date that our board of directors approved this rights offering, our pro forma net tangible book value as of December 31, 2002 would have been approximately $(1,815.6) million, or $(24.70) per share (based upon 73,505,265 shares of our common stock that would be outstanding following the consummation of this rights offering and excluding shares that would be issuable upon conversion in full of our Series B convertible preferred stock). This would represent an immediate increase in pro forma net tangible book value to existing stockholders of $11.29 per share and an immediate dilution to purchasers in this rights offering of $27.00 per share.


(a) Assuming the conversion in full of our Series B convertible preferred stock:

     o Our net tangible book value as of December 31, 2002 prior to this rights offering (based upon 52,199,468 shares of our common stock outstanding) was approximately $(35.69) per share of our Class A and Class B common stock.

     o Based on an assumed subscription price of $2.30 per share, our pro forma net tangible book value as of December 31, 2002 after this rights offering would have been approximately $(24.56) per share (based upon 73,938,598 shares of our common stock outstanding including the conversion in full of our Series B convertible preferred stock). This represents an immediate increase in pro forma net tangible book value to existing stockholders attributable to this rights offering of $11.13 per share and an immediate dilution to purchasers in this rights offering of $26.86 per share.

     o Based on an assumed subscription price of $3.06 per share, our pro forma net tangible book value as of December 31, 2002 would have been approximately $(26.49) per share (based upon 68,539,337 shares of our common stock outstanding including the conversion in full of our Series B convertible preferred stock). This represents an immediate increase in pro forma net tangible book value to existing stockholders attributable to this rights offering of $9.20 per share and an immediate dilution to purchasers in this rights offering of $29.55 per share.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 2002, as adjusted to give pro forma effect to this rights offering and the MacAndrews & Forbes $100 million term loan as if such transactions had occurred on December 31, 2002. The table should be read in conjunction with "Unaudited Pro Forma Consolidated Financial Data" and with our consolidated financial statements and the notes to those financial statements included in the documents incorporated by reference in this prospectus.


                                                                                             AS OF DECEMBER 31, 2002
                                                                                 --------------------------------------------------
                                                                                    ACTUAL        ADJUSTMENTS        AS ADJUSTED
                                                                                 ------------     -----------    ------------------
                                                                                              (DOLLARS IN MILLIONS,
                                                                                              EXCEPT PER SHARE DATA)
Short-term borrowings ........................................................    $     25.0                        $      25.0
Long-term debt:
 Credit agreement ............................................................         223.1                              223.1
 Term loan (a) ...............................................................            --      $   100.0               100.0
 12% Senior Secured Notes due 2005 ...........................................         353.3                              353.3
 8 1/8% Senior Notes due 2006 ................................................         249.7                              249.7
 9% Senior Notes due 2006 ....................................................         250.0                              250.0
 8 5/8% Senior Subordinated Notes due 2008 ...................................         649.9                              649.9
 Advances from Holdings ......................................................          24.1                               24.1
                                                                                  ----------                        -----------
Total indebtedness ...........................................................       1,775.1          100.0             1,875.1
                                                                                  ----------                        -----------

Stockholders' deficiency:
 Preferred stock, par value $0.01 per share, 20,000,000 shares authorized,
   546 shares of Series A Preferred Stock are issued and outstanding .........          54.6                               54.6
 Preferred stock, par value $0.01 per share, 20,000,000 shares authorized,
   4,333 shares of Series B Convertible Preferred Stock issued and
   outstanding ...............................................................            --                                 --
 Preferred stock, par value $0.01 per share, 20,000,000 shares authorized,
   415 shares of Series C Preferred Stock pro forma issued (b)(d) ............            --           41.5                  --
                                                                                                      (41.5)
 Class B Common Stock, par value $0.01 per share, 200,000,000 shares
   authorized, 31,250,000 shares are issued and outstanding ..................           0.3                                0.3
 Class A Common Stock, par value $0.01 per share, 350,000,000 shares authorized, 20,516,135 shares are issued and outstanding and
   42,255,265 pro forma issued and outstanding (b) ...........................           0.2            0.2                 0.4
 Capital deficiency ..........................................................        (201.3)          47.2(b)           (154.1)(c)
 Accumulated deficit since June 24, 1992 .....................................      (1,361.9)                          (1,361.9)(c)
 Accumulated other comprehensive loss ........................................        (132.7)                            (132.7)(c)
                                                                                  ----------                        -----------
Total stockholders' deficiency ...............................................      (1,640.8)          47.4            (1,593.4)(c)
                                                                                  ----------                        -----------
Total capitalization .........................................................    $    134.3                        $     281.7(c)
                                                                                  ==========                        ===========


(a) Assumes total commitment under the MacAndrews & Forbes $100 million term loan is outstanding and excludes funds available under the $40-65 million line of credit.


(b) Assumes 21,739,130 shares of common stock are issued pursuant to this rights offering and the private placement of shares to MacAndrews & Forbes at an assumed subscription price of $2.30 per share (which represents 80% of the closing price per share of our Class A common stock on the NYSE on January 30, 2003, the trading day before the date that our board of directors approved this rights offering). Assumes the proceeds from the rights offering are used to redeem $41.5 million of our Series C preferred stock that are assumed to be issued ($24.9 million of which has been issued in the second quarter of 2003).


(c) If the subscription price on the record date of this rights offering were $3.06, which represents 80% of the highest closing price per share of our Class A common stock on the NYSE in the 30-day period prior to May 8, 2003, and an assumed 16,339,869 shares of common stock are issued pursuant to this rights offering and the private placement of shares to MacAndrews & Forbes, the pro forma value of Class A common stock would be $0.4 million, the pro forma capital deficiency would be $154.1 million, the pro forma total stockholders' deficiency would be $1,593.4 million and the pro forma total capitalization would be $281.7 million.


(d) The Series C preferred stock is mandatorily redeemable, but only with the proceeds from this rights offering.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES


     The following discussion sets forth the opinion of our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, regarding the material federal income tax consequences of this rights offering to holders of our common stock that hold such stock as a capital asset for federal income tax purposes. This discussion is based on laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to holders that are U.S. persons and does not address all aspects of federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Internal Revenue Code, including, without limitation, holders of preferred stock or warrants, holders who are dealers in securities or foreign currency, foreign persons, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, holders who hold common stock as part of a hedge, straddle, conversion or other risk reduction transaction, or who acquired common stock pursuant to the exercise of compensatory stock options or otherwise as compensation.


     We have not sought, and will not seek, a ruling from the Internal Revenue Service regarding the federal income tax consequences of this rights offering or the related share issuance. The following discussion does not address the tax consequences of this rights offering or the related share issuance under foreign, state, or local tax laws. ACCORDINGLY, EACH HOLDER OF COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THIS RIGHTS OFFERING OR THE RELATED SHARE ISSUANCE TO SUCH HOLDER.

     For U.S. federal income tax purposes, neither the receipt nor the exercise of the subscription rights will result in taxable income to you. Moreover, you will not realize a loss if you do not exercise the subscription rights. The holding period for a share acquired upon exercise of a subscription right begins with the date of exercise. The basis for determining gain or loss upon the sale of a share acquired upon the exercise of a subscription right will be equal to the sum of:

     o  the subscription price per share;

     o  any servicing fee charged to you by your broker, bank or trust company;
        and

     o  the basis, if any, in the subscription rights that you exercised.

     A gain or loss recognized upon a sale of a share acquired upon the exercise of a subscription right will be a capital gain or loss assuming the share is held as a capital asset at the time of sale. This gain or loss will be a long-term capital gain or loss if the share has been held at the time of sale for more than one year.

     As noted above, your basis in a share issued under the subscription rights offer includes your basis in the subscription rights underlying that share. If the aggregate fair market value of the subscription rights at the time they are distributed is less than 15% of the aggregate fair market value of our common stock at such time, the basis of the subscription rights issued to you will be zero unless you elect to allocate a portion of your basis of previously owned common stock to the subscription rights issued to you in this rights offering. If the aggregate fair market value of the subscription rights at the time they are distributed is 15% or more of the aggregate fair market value of our common stock at such time, or if you elect to allocate a portion of your basis of previously owned common stock to the subscription rights issued to you in this offering, then your basis in previously owned common stock will be allocated between such common stock and the subscription rights based upon the relative fair market value of such common stock and the subscription rights as of the date of the distribution of the subscription rights. Thus, if such an allocation is made and the rights are later exercised, the basis in the common stock you originally owned will be reduced by an amount equal to the basis allocated to the subscription rights. An election must be made in a statement attached to your federal income tax return for the year in which the subscription rights are distributed. If the subscription rights expire without exercise, you will realize no loss and no portion of your basis in the common stock will be allocated to the unexercised subscription rights.

     If you sell, exchange or otherwise dispose of subscription rights received in the rights offering prior to the expiration date, you will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received, and (ii) your tax basis (if any) in the subscription rights disposed of. Any such capital gain or loss will be long-term capital gain or loss if your holding period for the subscription rights exceeds one year at the time of disposition. Your holding period for the subscription rights received in the rights offering will include your holding period for the common stock with respect to which the rights were received.


                                 LEGAL MATTERS

     The validity and binding effect of the subscription rights and the validity of the shares of Class A common stock offered pursuant to this rights offering will be passed upon for us by Robert K. Kretzman, Esq., Senior Vice President, General Counsel and Secretary of Revlon. Mr. Kretzman holds restricted shares of our Class A common stock and options to acquire shares of our Class A common stock and has an interest in shares of our Class A common stock held by our 401(k) plan. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, has advised us as to certain tax matters related to this rights offering. Skadden, Arps, Slate, Meagher & Flom LLP has from time to time represented, and may continue to represent, MacAndrews & Forbes and certain of its affiliates (including us) in connection with certain legal matters.


                                    EXPERTS

     Our consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by KPMG LLP, independent certified public accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. Specifically, we are incorporating by reference the following documents listed below:

     o Our Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 21, 2003; and

     o  Our Current Report on Form 8-K dated and filed on February 5, 2003.


     A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is included with this prospectus. You may request a copy, at no cost, by writing or telephoning us at the following address:



                             Robert K. Kretzman, Esq.
                             Senior Vice President,
                             General Counsel and Secretary
                             Revlon, Inc.
                             625 Madison Avenue
                             New York, NY 10022
                             Telephone: (212) 527-4000

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information provided in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

     Any statement contained in this prospectus or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference in this prospectus, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements other information with the SEC. You may read or copy any document we file at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this information may also be obtained by mail from the SEC's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, our filings with the SEC are also available to the public on the SEC's internet Web site at http://www.sec.gov. Our Class A common stock is listed on the New York Stock Exchange, and our reports, proxy statements and other information concerning us may also be read and copied at the offices of the NYSE.

     We have filed with the SEC a registration statement on Form S-2 under the Securities Act of 1933 with respect to this rights offering. This prospectus does not contain all of the information set forth in the registration statement and its exhibits. Statements made by us in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus are not necessarily complete. For a more complete description of these contracts, agreements or other documents, you should carefully read the exhibits to the registration statement and the documents that we reference under the caption "Incorporation of Certain Documents by Reference."


     The registration statement, together with its exhibits and schedules, which we filed with the SEC, may also be reviewed and copied at the public reference facilities of the SEC located at the addresses set forth above. Please call the SEC at 1-800-SEC-0330 for further information on its public reference facilities.

     You should rely only on the information contained, or incorporated by reference in, this prospectus. We have not authorized anyone to provide information different from that contained in, or incorporated by reference in, this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. This prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any circumstance under which the offer or solicitation is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

================================================================================









                               3,717,391 SHARES







                                 REVLON, INC.



                             CLASS A COMMON STOCK










                             ---------------------
                                  PROSPECTUS
                             ---------------------









                                     , 2003










================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


   Securities and Exchange Commission Registration Fee ..........  $      828
   Printing Expenses ............................................      75,000
   Accounting Fees and Expenses .................................     100,000
   Legal Fees and Expenses ......................................     842,000
   Miscellaneous (including financial advisor expenses) .........   1,608,000
                                                                   ----------
      Total .....................................................  $2,625,828
                                                                   ==========


All amounts shown are estimates, except the Securities and Exchange Commission registration fee.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 102(b)(7) of the General Corporation Law of the State of Delaware allows a corporation to eliminate or limit the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

     Section 145 of the General Corporation Law of the State of Delaware empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith.

     Article X of the By-laws of Revlon, Inc. (the "Company") provides for indemnification of the officers and directors of the Company to the fullest extent permitted by applicable law.

     Section 8 of Article X of the By-laws provides that the Company may purchase and maintain insurance on behalf of its directors and officers. The indemnification and advancement of expenses shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Section 11 of Article X of the By-laws provides that except for proceedings to enforce rights to indemnification, the Company shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Company.

     Article Fifth (4) of the Company's Amended and Restated Certificate of Incorporation provides that no director shall be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.


ITEM 16.  EXHIBITS

     The following is a list of all exhibits filed as part of this registration statement on Form S-2, including those incorporated in this registration statement by reference.


                                                                      LOCATION OR INCORPORATION
 EXHIBIT NO.                    DESCRIPTION                                BY REFERENCE TO
-------------   ------------------------------------------   ------------------------------------------
     2.         PLAN OF ACQUISITION ETC.

    2.1         Investment Agreement, dated as of            Incorporated by reference to Exhibit 2.1
                February 5, 2003, among Revlon, Inc.,        to the Current Report on Form 8-K of
                Revlon Consumer Products Corporation         Revlon Consumer Products Corporation
                and MacAndrews & Forbes Holdings Inc.        ("Products Corporation"), filed with the
                                                             Commission on February 5, 2003 (the
                                                             "Products Corporation February 2003
                                                             Form 8-K")

     4.         INSTRUMENTS DEFINING THE
                RIGHTS OF SECURITY HOLDERS,
                INCLUDING INDENTURES.

    4.1         Specimen Class A Common Stock                Previously filed
                Certificate

    4.2         Form of Subscription Rights Certificate      Previously filed

     5.         OPINION RE LEGALITY.

    5.1         Opinion of Robert K. Kretzman, Esq.          Previously filed

     8.         OPINION RE: TAX MATTERS.

    8.1         Opinion of Skadden, Arps, Slate,             Previously filed
                Meagher & Flom, LLP

    10.         MATERIAL CONTRACTS.

   10.1         Asset Transfer Agreement, dated as of        Incorporated by reference to Exhibit 10.1
                June 24, 1992, among Revlon Holdings         to Amendment No. 1 to the Revlon, Inc.
                LLC, National Health Care Group, Inc.,       Registration Statement on Form S-1 filed
                Charles of the Ritz Group Ltd., Products     with the Commission on June 29, 1992,
                Corporation and Revlon, Inc.                 File No. 33-47100

                                                                      LOCATION OR INCORPORATION
 EXHIBIT NO.                    DESCRIPTION                                BY REFERENCE TO
-------------   ------------------------------------------   -------------------------------------------
   10.2         Tax Sharing Agreement, entered into as       Incorporated by reference to Exhibit 10.2
                of June 24, 1992, among Mafco Holdings       to the Annual Report on Form 10-K of
                Inc., Revlon, Inc., Products Corporation     Products Corporation for the year ended
                and certain subsidiaries of Products         December 31, 2001, filed with the
                Corporation as amended and restated as       Commission on February 25, 2002 (the
                of January 1, 2001.                          "Products Corporation 2001 Form 10-K")

   10.3         Employment Agreement, dated as of            Incorporated by reference to Exhibit
                February 17, 2002, between Products          10.17 to the Quarterly Report on Form
                Corporation and Jack L. Stahl.               10-Q of Revlon, Inc. for the quarterly
                                                             period ended March 31, 2002, filed with
                                                             the Commission on May 15, 2002

   10.4         Revlon, Inc. 2002 Supplemental Stock         Incorporated by reference to Exhibit 4.1
                Plan.                                        to the Registration Statement on Form
                                                             S-8 of Revlon, Inc. filed with the
                                                             Commission on June 24, 2002, File No.
                                                             333-91040

   10.5         Employment Agreement, amended and            Incorporated by reference to Exhibit
                restated as of May 9, 2000, between          10.22 to the Quarterly Report on Form
                Products Corporation and Douglas H.          10-Q of Revlon, Inc. for the quarterly
                Greeff (the "Greeff Employment               period ended June 30, 2000, filed with the
                Agreement").                                 Commission on August 14, 2000

   10.6         Amendment dated June 18, 2001 to the         Incorporated by reference to Exhibit 10.6
                Greeff Employment Agreement.                 to the Products Corporation 2001 Form
                                                             10-K

   10.7         Employment Agreement, effective as of        Incorporated by reference to Exhibit 10.7
                August 1, 2001, between Products             to the Products Corporation 2001 Form
                Corporation and Paul E. Shapiro.             10-K

   10.8         Revlon Executive Bonus Plan (Amended         Incorporated by reference to Exhibit 10.8
                and Restated as of September 1, 2002).       to the Annual Report on Form 10-K of
                                                             Revlon, Inc. for the year ended
                                                             December 31, 2002, filed with the
                                                             Commission on March 21, 2003 (the
                                                             "Revlon 2002 Form 10-K")

   10.9         Amended and Restated Revlon Pension          Incorporated by reference to Exhibit
                Equalization Plan, amended and restated      10.15 to the Annual Report on Form
                as of December 14, 1998.                     10-K of Revlon, Inc. for year ended
                                                             December 31, 1998, filed with the
                                                             Commission on March 3, 1999

                                                                    LOCATION OR INCORPORATION
 EXHIBIT NO.                   DESCRIPTION                               BY REFERENCE TO
-------------   -----------------------------------------   -----------------------------------------

   10.10        Executive Supplemental Medical Expense      Incorporated by reference to Exhibit
                Plan Summary dated July 2000.               10.10 to the Revlon 2002 Form 10-K

   10.11        Benefit Plans Assumption Agreement,         Incorporated by reference to Exhibit
                dated as of July 1, 1992, by and among      10.25 to the Annual Report on Form
                Revlon Holdings LLC, Revlon, Inc. and       10-K of Products Corporation for the
                Products Corporation.                       year ended December 31, 1992, filed with
                                                            the Commission on March 12, 1993

   10.12        Revlon Amended and Restated                 Incorporated by reference to Exhibit
                Executive Deferred Compensation Plan        10.27 to the Quarterly Report on Form
                dated as of August 6, 1999.                 10-Q of Revlon, Inc. for the quarterly
                                                            period ended September 30, 1999 filed
                                                            with the Commission on November 15,
                                                            1999

   10.13        Revlon Executive Severance Policy as        Incorporated by reference to Exhibit
                amended July 1, 2002.                       10.13 to the Revlon 2002 Form 10-K

   10.14        Revlon, Inc. Fourth Amended and             Incorporated by reference to Exhibit 4.1
                Restated 1996 Stock Plan.                   to the Registration Statement on Form
                                                            S-8 of Revlon, Inc. filed with the
                                                            Commission on June 24, 2002, File No.
                                                            333-91038

   10.15        Purchase Agreement, dated as of             Incorporated by reference to Exhibit
                February 18, 2000, by and among Revlon,     10.19 to the Annual Report on Form
                Inc., Products Corporation, REMEA 2         10-K of Revlon, Inc. for the year ended
                B.V., Revlon Europe, Middle East and        December 31, 1999, filed with the
                Africa, Ltd., Revlon International          Commission on March 30, 2000
                Corporation, Europeenne de Produits de
                Beaute S.A., Deutsche Revlon GmbH &
                Co. K.G., Revlon Canada, Inc., Revlon
                de Argentina, S.A.I.C., Revlon South
                Africa (Proprietary) Limited, Revlon
                (Suisse) S.A., Revlon Overseas
                Corporation C.A., CEIL Comercial,
                Exportadora, Industrial Ltda., Revlon
                Manufacturing Ltd., Revlon Belgium
                N.V., Revlon (Chile) S.A., Revlon (Hong
                Kong) Limited, Revlon, S.A., Revlon
                Nederland B.V., Revlon New Zealand
                Limited, European Beauty Products
                S.p.A. and Beauty Care Professional
                Products Luxembourg, S.a.r.l.

                                                                   LOCATION OR INCORPORATION
 EXHIBIT NO.                   DESCRIPTION                              BY REFERENCE TO
-------------   -----------------------------------------   ---------------------------------------

   10.16        Purchase and Sale Agreement dated as of     Incorporated by reference to Exhibit
                July 31, 2001 by and between Revlon         10.16 to the Products Corporation 2001
                Holdings LLC and Revlon, Inc. relating      Form 10-K
                to the Charles of the Ritz business.

   10.17        Senior Unsecured Multiple-Draw Term         Incorporated by reference to Exhibit
                Loan dated as of February 5, 2003,          10.17 to the Products Corporation
                between MacAndrews & Forbes                 February 2003 Form 8-K
                Holdings Inc. and Products Corporation.

   10.18        Senior Unsecured Supplemental Line of       Incorporated by reference to Exhibit
                Credit Agreement, dated as of February      10.18 to the Products Corporation
                5, 2003, between MacAndrews & Forbes        February 2003 Form 8-K
                Holdings Inc. and Products Corporation.

   23.          CONSENTS.

   23.1         Consent of Robert K. Kretzman, Esq.         Included in Exhibit 5.1

   23.2         Consent of KPMG LLP, Independent            Included herein
                Auditors

   23.3         Consent of Skadden, Arps, Slate,            Included in Exhibit 8.1
                Meagher & Flom LLP

   24.          POWERS OF ATTORNEY.

   24.1         Power of Attorney executed by Ronald        Previously filed
                O. Perelman

   24.2         Power of Attorney executed by Jack L.       Previously filed
                Stahl

   24.3         Power of Attorney executed by Howard        Previously filed
                Gittis

   24.4         Power of Attorney executed by Douglas       Previously filed
                H. Greeff

   24.5         Power of Attorney executed by Donald        Previously filed
                G. Drapkin

   24.6         Power of Attorney executed by Meyer         Previously filed
                Feldberg

   24.7         Power of Attorney executed by Vernon        Previously filed
                E. Jordan, Jr.

   24.8         Power of Attorney executed by Edward        Previously filed
                J. Landau

   24.9         Power of Attorney executed by Linda         Previously filed
                Gosden Robinson

   24.10        Power of Attorney executed by Terry         Previously filed
                Semel

                                                               LOCATION OR INCORPORATION
 EXHIBIT NO.                    DESCRIPTION                         BY REFERENCE TO
-------------   -------------------------------------------   --------------------------
   24.11        Power of Attorney executed by Martha          Previously filed
                Stewart

   99.          ADDITIONAL EXHIBITS.

   99.1         Form of Instructions for Use of Revlon,       Previously filed
                Inc. Subscription Rights Certificates

   99.2         Form of Notice of Guaranteed Delivery         Previously filed
                for Subscription Rights

   99.3         Form of Letter to Stockholders Who Are        Previously filed
                Record Holders

   99.4         Form of Letter to Stockholders Who Are        Previously filed
                Beneficial Holders

   99.5         Form of Letter to Clients of Stockholders     Previously filed
                Who Are Beneficial Holders

   99.6         Form of Nominee Holder Certification          Previously filed
                Form

   99.7         Form of Beneficial Owner Election Form        Previously filed

   99.8         Form of 401(k) Plan Participant Election      Previously filed
                Form

   99.9         Form of Letter to Participants in the         Previously filed
                Revlon 401(k) Plan

   99.10        Form of Notice to Participants in the         Previously filed
                Revlon 401(k) Plan


ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered in any such amendment, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of such securities.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 12th day of May, 2003.


                                        REVLON, INC.

                                        By: /s/ Robert K. Kretzman
                                            ----------------------
                                        Name: Robert K. Kretzman
                                        Title: Senior Vice President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 6 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



          SIGNATURE                             TITLE                        DATE
               *                Chairman of the Board and              May 12, 2003
   -------------------------     Director
        Ronald O. Perelman


               *                President, Chief Executive Officer     May 12, 2003
   -------------------------    and Director (Principal Executive
         Jack L. Stahl          Officer)


      /s/ Douglas H. Greeff     Executive Vice President and           May 12, 2003
   -------------------------    Chief Financial Officer (Principal
       Douglas H. Greeff        Financial Officer)


               *                Director                               May 12, 2003
   -------------------------
         Howard Gittis


               *                Director                               May 12, 2003
   -------------------------
       Donald G. Drapkin


               *                Director                               May 12, 2003
   -------------------------
        Meyer Feldberg


               *                Director                               May 12, 2003
   -------------------------
       Vernon E. Jordan, Jr.


               *                Director                               May 12, 2003
   -------------------------
       Edward J. Landau


               *                Director                               May 12, 2003
   -------------------------
      Linda Godsen Robinson


               *                Director                               May 12, 2003
   -------------------------
          Terry Semel


               *                Director                               May 12, 2003
   -------------------------
        Martha Stewart


       /s/ Laurence Winoker     Senior Vice President, Corporate       May 12, 2003
   -------------------------    Controller and Treasurer (Principal
       Laurence Winoker         Accounting Officer)



* Robert K. Kretzman, by signing his name hereto, does hereby sign this Amendment No. 6 to the Registration Statement on behalf of the directors of the registrant above whose typed names asterisks appear, pursuant to powers of attorney duly executed by such directors and filed with the Securities and Exchange Commission.



By:  /s/ Robert Kretzman
     -------------------------
     Name: Robert K. Kretzman
Title: Attorney-in-fact

                                 EXHIBIT INDEX


                                                                      LOCATION OR INCORPORATION
 EXHIBIT NO.                    DESCRIPTION                                BY REFERENCE TO
-------------   ------------------------------------------   ------------------------------------------
    2.          PLAN OF ACQUISITION ETC.

    2.1         Investment Agreement, dated as of            Incorporated by reference to Exhibit 2.1
                February 5, 2003, among Revlon, Inc.,        to the Current Report on Form 8-K of
                Revlon Consumer Products Corporation         Revlon Consumer Products Corporation
                and MacAndrews & Forbes Holdings Inc.        ("Products Corporation"), filed with the
                                                             Commission on February 5, 2003 (the
                                                             "Products Corporation February 2003
                                                             Form 8-K"

    4.          INSTRUMENTS DEFINING THE
                RIGHTS OF SECURITY HOLDERS,
                INCLUDING INDENTURES.

    4.1         Specimen Class A Common Stock                Previously filed
                Certificate

    4.2         Form of Subscription Rights Certificate      Previously Filed

    5.          OPINION RE LEGALITY.

    5.1         Opinion of Robert K. Kretzman, Esq.          Previously filed

    8.          OPINION RE TAX MATTERS.

    8.1         Opinion of Skadden, Arps, Slate,             Previously filed
                Meagher & Flom, LLP

   10.          MATERIAL CONTRACTS.

   10.1         Asset Transfer Agreement, dated as of        Incorporated by reference to Exhibit 10.1
                June 24, 1992, among Revlon Holdings         to Amendment No. 1 to the Revlon, Inc.
                LLC, National Health Care Group, Inc.,       Registration Statement on Form S-1 filed
                Charles of the Ritz Group Ltd., Products     with the Commission on June 29, 1992,
                Corporation and Revlon, Inc.                 File No. 33-47100

   10.2         Tax Sharing Agreement, entered into as       Incorporated by reference to Exhibit 10.2
                of June 24, 1992, among Mafco Holdings       to the Annual Report on Form 10-K of
                Inc., Revlon, Inc., Products Corporation     Products Corporation for the year ended
                and certain subsidiaries of Products         December 31, 2001, filed with the
                Corporation as amended and restated as       Commission on February 25, 2002 (the
                of January 1, 2001.                          "Products Corporation 2001 Form 10-K")

   10.3         Employment Agreement, dated as of            Incorporated by reference to Exhibit
                February 17, 2002, between Products          10.17 to the Quarterly Report on Form
                Corporation and Jack L. Stahl.               10-Q of Revlon, Inc. for the quarterly
                                                             period ended March 31, 2002, filed with
                                                             the Commission on May 15, 2002

   10.4         Revlon, Inc. 2002 Supplemental Stock         Incorporated by reference to Exhibit 4.1
                Plan.                                        to the Registration Statement on
                                                             Form S-8 of Revlon, Inc. filed with the
                                                             Commission on June 24, 2002, File
                                                             No. 333-91040

                                                                     LOCATION OR INCORPORATION
 EXHIBIT NO.                   DESCRIPTION                                BY REFERENCE TO
-------------   -----------------------------------------   ------------------------------------------
   10.5         Employment Agreement, amended and           Incorporated by reference to
                restated as of May 9, 2000, between         Exhibit 10.22 to the Quarterly Report on
                Products Corporation and Douglas H.         Form 10-Q of Revlon, Inc. for the
                Greeff (the "Greeff Employment              quarterly period ended June 30, 2000,
                Agreement").                                filed with the Commission on August 14,
                                                            2000

   10.6         Amendment dated June 18, 2001 to the        Incorporated by reference to Exhibit 10.6
                Greeff Employment Agreement.                to the Products Corporation 2001
                                                            Form 10-K

   10.7         Employment Agreement, effective as of       Incorporated by reference to Exhibit 10.7
                August 1, 2001, between Products            to the Products Corporation 2001
                Corporation and Paul E. Shapiro.            Form 10-K

   10.8         Revlon Executive Bonus Plan (Amended        Incorporated by reference to Exhibit 10.8
                and Restated as of September 1, 2002).      to the Annual Report on Form 10-K of
                                                            Revlon, Inc. for the year ended
                                                            December 31, 2002, filed with the
                                                            Commission on March 21, 2003 (the
                                                            "Revlon 2002 Form 10-K")

   10.9         Amended and Restated Revlon Pension         Incorporated by reference to
                Equalization Plan, amended and restated     Exhibit 10.15 to the Annual Report on
                as of December 14, 1998.                    Form 10-K of Revlon, Inc. for year
                                                            ended December 31, 1998, filed with the
                                                            Commission on March 3, 1999

   10.10        Executive Supplemental Medical Expense      Incorporated by reference to
                Plan Summary dated July 2000.               Exhibit 10.10 to the Revlon 2002
                                                            Form 10-K

   10.11        Benefit Plans Assumption Agreement,         Incorporated by reference to
                dated as of July 1, 1992, by and among      Exhibit 10.25 to the Annual Report on
                Revlon Holdings LLC, Revlon, Inc. and       Form 10-K of Products Corporation for
                Products Corporation.                       the year ended December 31, 1992, filed
                                                            with the Commission on March 12, 1993

   10.12        Revlon Amended and Restated                 Incorporated by reference to
                Executive Deferred Compensation Plan        Exhibit 10.27 to the Quarterly Report on
                dated as of August 6, 1999.                 Form 10-Q of Revlon, Inc. for the
                                                            quarterly period ended September 30,
                                                            1999 filed with the Commission on
                                                            November 15, 1999

   10.13        Revlon Executive Severance Policy as        Incorporated by reference to
                amended July 1, 2002.                       Exhibit 10.13 to the Revlon 2002
                                                            Form 10-K

   10.14        Revlon, Inc. Fourth Amended and             Incorporated by reference to Exhibit 4.1
                Restated 1996 Stock Plan.                   to the Registration Statement on
                                                            Form S-8 of Revlon, Inc. filed with the
                                                            Commission on June 24, 2002, File
                                                            No. 333-91038

                                                                    LOCATION OR INCORPORATION
 EXHIBIT NO.                   DESCRIPTION                               BY REFERENCE TO
-------------   -----------------------------------------   ----------------------------------------
   10.15        Purchase Agreement, dated as of             Incorporated by reference to
                February 18, 2000, by and among Revlon,     Exhibit 10.19 to the Annual Report on
                Inc., Products Corporation, REMEA 2         Form 10-K of Revlon, Inc. for the year
                B.V., Revlon Europe, Middle East and        ended December 31, 1999, filed with the
                Africa, Ltd., Revlon International          Commission on March 30, 2000
                Corporation, Europeenne de Produits de
                Beaute S.A., Deutsche Revlon GmbH &
                Co. K.G., Revlon Canada, Inc., Revlon
                de Argentina, S.A.I.C., Revlon South
                Africa (Proprietary) Limited, Revlon
                (Suisse) S.A., Revlon Overseas
                Corporation C.A., CEIL Comercial,
                Exportadora, Industrial Ltda., Revlon
                Manufacturing Ltd., Revlon Belgium
                N.V., Revlon (Chile) S.A., Revlon (Hong
                Kong) Limited, Revlon, S.A., Revlon
                Nederland B.V., Revlon New Zealand
                Limited, European Beauty Products
                S.p.A. and Beauty Care Professional
                Products Luxembourg, S.a.r.l.

   10.16        Purchase and Sale Agreement dated as of     Incorporated by reference to Exhibit
                July 31, 2001 by and between Revlon         10.16 to the Products Corporation 2001
                Holdings LLC and Revlon, Inc. relating      Form 10-K
                to the Charles of the Ritz business.

   10.17        Senior Unsecured Multiple-Draw Term         Incorporated by reference to
                Loan dated as of February 5, 2003,          Exhibit 10.17 to the Products
                between MacAndrews & Forbes                 Corporation February 2003 Form 8-K
                Holdings Inc. and Products Corporation.

   10.18        Senior Unsecured Supplemental Line of       Incorporated by reference to
                Credit Agreement, dated as of               Exhibit 10.18 to the Products
                February 5, 2003, between MacAndrews        Corporation February 2003 Form 8-K
                & Forbes Holdings Inc. and Products
                Corporation.

   23.          CONSENTS.

   23.1         Consent of Robert K. Kretzman, Esq.         Included in Exhibit 5.1

   23.2         Consent of KPMG LLP, Independent            Included herein
                Auditors

   23.3         Consent of Skadden, Arps, Slate,            Included in Exhibit 8.1
                Meagher & Flom LLP

   24.          POWERS OF ATTORNEY.

   24.1         Power of Attorney executed by Ronald        Previously filed
                O. Perelman

   24.2         Power of Attorney executed by Jack L.       Previously filed
                Stahl

                                                               LOCATION OR INCORPORATION
 EXHIBIT NO.                    DESCRIPTION                         BY REFERENCE TO
-------------   -------------------------------------------   --------------------------
   24.3         Power of Attorney executed by Howard          Previously filed
                Gittis

   24.4         Power of Attorney executed by Douglas         Previously filed
                H. Greeff

   24.5         Power of Attorney executed by Donald          Previously filed
                G. Drapkin

   24.6         Power of Attorney executed by Meyer           Previously filed
                Feldberg

   24.7         Power of Attorney executed by Vernon          Previously filed
                E. Jordan, Jr.

   24.8         Power of Attorney executed by Edward          Previously filed
                J. Landau

   24.9         Power of Attorney executed by Linda           Previously filed
                Gosden Robinson

   24.10        Power of Attorney executed by Terry           Previously filed
                Semel

   24.11        Power of Attorney executed by Martha          Previously filed
                Stewart

   99.          ADDITIONAL EXHIBITS.

   99.1         Form of Instructions for Use of Revlon,       Previously filed
                Inc. Subscription Rights Certificates

   99.2         Form of Notice of Guaranteed Delivery         Previously filed
                for Subscription Rights

   99.3         Form of Letter to Stockholders Who Are        Previously filed
                Record Holders

   99.4         Form of Letter to Stockholders Who Are        Previously filed
                Beneficial Holders

   99.5         Form of Letter to Clients of Stockholders     Previously filed
                Who Are Beneficial Holders

   99.6         Form of Nominee Holder Certification          Previously filed
                Form

   99.7         Form of Beneficial Owner Election Form        Previously filed

   99.8         Form of 401(k) Plan Participant Election      Previously filed
                Form

   99.9         Form of Letter to Participants in the         Previously filed
                Revlon 401(k) Plan

   99.10        Form of Notice to Participants in the         Previously filed
                Revlon 401(k) Plan